Exhibit 99.1

Immuron Limited

ABN 80 063 114 045

Annual report

for the year ended 30 June 2018

Immuron Limited ABN 80 063 114 045

Annual Report- 30 June 2018

Immuron Limited
Corporate directory

Directors	Dr. Roger Aston
Independent non-executive chairman

Mr. Daniel Pollock
Independent non-executive director

Mr. Stephen Anastasiou
Independent non-executive director

Mr. Peter Anastasiou
Executive vice chairman

Mr. Richard J Berman (appointed 1 July 2018)
Independent non-executive director

Secretary	Mr. Phillip Hains

Mr. Peter Vaughan (resigned 1 July, 2018)

Interim Chief Executive Officer	Dr. Jerry Kanellos

Registered Office	Level 3, 62 Lygon Street
Carlton VIC 3053
Australia
Telephone: +61(0)3 9824 5254
Facsimile: +61(0)3 9822 7735

Principal Place of Business	Unit 10, 25 - 37 Chapman Street
Blackburn North VIC 3130
Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share Registry - Australia	Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153
Australia
Telephone: +61 (0)8 9315 2333
Facsimile: +61 (0)8 9315 2233

Share registry - United States	Bank of New York
225 Liberty Street
New York, NY 102286
United States of America
Telephone: +1 212 495 1784

Auditors	Grant Thornton Audit Pty Ltd
Collins Square, Tower 1
727 Collins Street
Melbourne VIC 3008
Australia
Telephone: +61 3 8320 2222

Solicitors - Australia	Francis Abourizk Lightowlers (FAL)
Level 16
356 Collins Street
Melbourne VIC 3000
Australia
Telephone: +61 (0)3 9642 2252

Solicitors - United States	Carter Ledyard and Milburn LLP
2 Wall Street
New York NY 10005
United States of America
Telephone: +1 212 238 8605

Immuron Limited
Corporate directory
(continued)

Bankers	National Australia Bank (NAB)
330 Collins Street
Melbourne VIC 3000 Australia

Securities exchange listings	Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites	www.Immuron.com
www.travelan.com.au

Immuron Limited

30 June 2018

Dear Shareholders,

Highlights

●	NASH clinical trial produces positive results
●	Travelan expands commercial returns, extends therapeutic potential
●	First patients enrolled in Clostridium difficile clinical study
●	Colitis pre-clinical program successful
●	International marketing and fundraising efforts step up
●	New auditors appointed

NASH clinical trial produces promising results

Our IMM-124E phase II Non-Alcoholic Steatohepatitis (NASH) clinical study has clearly demonstrated significant reductions in serum Lipopolysaccharide (LPS), as well as reductions in other biomarkers associated with liver damage.

Our drug candidate IMM-124E, a first-in-class, oral antibody therapeutic targets the endotoxin LPS and other gram negative bacterial components in the gut and prevents translocation into the blood circulation where they drive inflammation and cause damage to the liver. The 24-week treatment study in Australia, Israel, and the US targeted 133 biopsy-proven NASH patients. The results revealed nearly 64.3 per cent of IMM-24E-dosed patients showed a 15 per cent or greater decrease in serum LPS levels, compared with just 34.5 per cent of patients showing a decrease in the placebo group.

At the same time, the study showed decreases in both Aspartate Transaminase (AST and ALT) and Cytokeratin-18 (CK-18), metabolic markers associated with NASH and liver damage.

The reported results provide conformation of a unique mechanism of action and proof of concept that metabolic endotoxemia can be decreased by using this drug candidate to prevent LPS translocating into the blood stream. Another expected but nonetheless pleasing outcome was the confirmation that IMM-124E was retained within the gut lumen and was not absorbed systemically. This finding strengthened IMM-124E’s safety profile and potential for use in combination with other therapeutics.

NASH is a severe form of non-alcoholic fatty liver disease (NAFLD). It represents an impending health crisis with between three and five per cent of the US population affected, particularly through its obesity epidemic. Between two and four per cent of the global population is also thought to be at risk. Projected annual costs of NASH treatment could reach USD25 billion by 2026.

Travelan expands commercial returns, extends therapeutic potential with US Defence study

On the back of elevated sales for Travelan in the first half of 2017/18, the sales trajectory continued upward in the third quarter in both the United States and Australia.

Travelan is Immuron’s oral over-the-counter gastrointestinal and traveller’s diarrhoea treatment.

The Company’s global gross sales reached AUD$2 million which resulted in 29% increase against the gross sales in 2017. In USA alone, gross sales saw an increase of 114% over 2017. While in Australia, the gross sales managed an increase of 19% over 2017.

As this trend continues, Travelan will continue to see an increase against the 2018 sales performance. With a sharp focus on a consistent trade and pharmacy marketing program in both countries, and the expected addition of new territories to promote Travelan, sales growth is projected to continue growing.

Immuron Limited

30 June 2018
(continued)

US Department of Defense backs Travelan research

In other Travelan news, a US Department of Defense-commissioned study has shown Travelan has effective immunological reactivity to dangerous and potentially fatal infectious bacteria.

The Department of Enteric Diseases (DED), Armed Forces Research Institute of Medical Sciences (AFRIMS) performed the study. It took place at a laboratory of the Walter Reed Army Institute of Research (WRAIR) in Bangkok. WRAIR is one of the leading health research organisations in the world.

The study, one of three involving Travelan, looked at 60 clinical isolates of each of Campylobacter, Enterotoxigenic Escherichia coli (ETEC), and Shigella from infected US Defence personnel in southeast Asia between 1993 and 2016. The study found that Travelan antibodies were reactive to all 180 clinical isolates tested.

We believe that our continuing collaborations with the DoD are a powerful validation of the potential of our platform to develop novel anti-infectives.

First patients enrolled in Clostridium difficile clinical study

With 29,000 annual deaths, and 450,000 people affected by Clostridium difficile infection (CDI) in the United States alone, the positive progress of our IMM-529 CDI clinical trial is welcome news.

CDI mostly strikes older people following the use of antibiotics, or extended periods of hospitalisation. It manifests in a range of symptoms, from diarrhoea to potentially life-threating gut inflammation. Our clinical study will treat 60 patients diagnosed with CDI, beginning with recruits at the Hadassah Medical Centre in Israel.

Once infected, patients face high rates of recurrence. The cost to the US healthcare system alone is estimated at $4.5 billion a year.

Colitis pre-clinical program successfully completed

In May 2018, we announced the completion of our IMM-124 colitis preclinical mice program at the University of Zurich.

The results follow in parallel with our NASH clinical study, which showed significant reductions in serum Lipopolysaccharide (LPS) levels. LPS endotoxins are chief suspects in the inflammation associated with colitis and inflammatory bowel and other autoimmune diseases.

Oral administration of IMM-124E was shown to successfully treat mice with colonoscopy confirmed immunologically induced colitis. The results revealed that treatment with IMM-124E significantly reduced intestinal inflammation associated with colitis and produced substantial reductions in weight loss, disease activity scores, shortening of the colon, and macroscopically detectable colitis.

Immuron believes IMM-124E may represent a novel therapeutic to induce and maintain remission in IBD patients. The findings of the University of Zurich studies have been submitted for presentation at the annual United European Gastroenterology Week conference to be held in Austria in October.

Fatty Liver Porfolio – Two Ongoing Phase 2 Programs in clinical development (ASH and Pediatric NAFLD)

Dr Arun Sanyal is the lead Principle Investigator for the Immuron alcoholic steatohepatitis (ASH) clinical study which is funded by the NIH. The study has enrolled 56 patients with severe alcoholic hepatitis and recruitment into the study has now been closed. The primary endpoint is changes in ALT (liver enzymes) and topline results are expected in Q1 2019.

Immuron Limited

30 June 2018
(continued)

Fatty Liver Porfolio – Two Ongoing Phase 2 Programs in clinical development (ASH and Pediatric NAFLD) (continued)

With 17.3 percent of Americans aged 15 - 19 suffering NAFLD, Health authorities estimate paediatric NAFLD affects five to 10 percent of the US paediatric population, with no current approved treatments. The lead Principle Investigator for our Paediatric NAFLD study is Dr Miriam Vos, Emory University. Dr Vos specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity. Our NIH funded Phase II double blind, placebo control, randomized study on IMM-124E has enrolled 19 patients approximately 50% of the targeted 40 patients into the study. The primary endpoint is changes in ALT (liver enzymes) following 3 months of treatment with top-line results expected in Q2 2019.

International marketing and fundraising efforts step up

High profile marketing via road-show appearances, analysts and investment conferences, and business television broadcasts continued throughout the period.

In January, Chief Executive Officer, Dr Jerry Kanellos was interviewed on the US Redchip Money Report, The Action Channel, and on American Business TV’s The Family Channel. The latter has access to 100 million homes in the US.

Also in January, he presented at the 10th Annual Biotech Showcase in San Francisco where he was able to meet with influential representatives from investment and pharmaceutical circles.

In March, we released a company presentation outlining all the latest developments across all of Immuron’s platforms, as well and pipeline.

And in April, Dr Kanellos presented at the monthly US Redchip Global Online Growth conference. The conference attracts large numbers of analysts and investors - more than 12,000 participants attended the Redchip Global Online CEO conferences last year.

Australian tax refund

Under the Australian Government’s Research and Development Income Tax Concession incentive scheme, Immuron received a AUD2.16 million cash refund. The payment rewarded our investment of more than AUD4.6 million in continuing R&D. The funds will go towards accelerating timelines for pipeline programs.

Equity raise

In mid March, we responded to market demand by completing a AUD5.1million private placement with a large US institutional investment fund. The placement saw the issue of 13,162,744 new ASX shares. The funds will underpin current and future clinical programs, support continued Travelan marketing, and secure working capital.

New auditors appointed

Immuron has appointed international firm Grant Thornton Audit Pty Ltd as auditors for both our Australian and US operations. Grant Thornton Audit Pty Ltd replaced Marcum LLP in the US and William Buck Audit Pty Ltd in Australia.

Dr. Jerry Kanellos

Interim Chief Executive Officer (CEO) Immuron Limited

Melbourne

27 September 2018

Immuron Limited
Intellectual property report
30 June 2018

Intellectual property report

Immuron has a policy to identify, capture and protect all relevant intellectual property associated within its core business strategies. The company owns a number of patent families that have been filed to protect both the vaccine that is used to generate Immuron’s colostrum enriched with antibodies of choice, as well as methods of treating certain conditions with the resulting hyper-immune colostrum. The company further maintains a significant register of trademarks, particularly in association with the product Travelan.

Immuron’s patent rights are supplemented by a comprehensive body of confidential and proprietary expertise that has been developed over many years and relates to the methods of production of the hyper-immune colostrum. These trade secrets include information relating to a low cost production system and an effective immunisation process that is approved by an independent animal ethics committee.

During the year ended 30 June 2018, Immuron continued to progress its patent portfolio and has successfully prosecuted patents to Grant, over various global jurisdictions.

A summary of the principal patent families owned by Immuron is set out in the table below:

Number	Country	Status	Expiry
Travelan: Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	4 March 2024
0408085-8	Brazil	Pending	4 March 2024
2,517,911	Canada	Granted	4 March 2024
201210055406.0	China	Pending	4 March 2024
EP 1605975	Europe	Pending	4 March 2024
230664 B	India	Granted	4 March 2024
542088	New Zealand	Granted	4 March 2024
9,402,902	USA	Granted	4 March 2024
8,637,025	USA	Granted	25 February 2028
Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2010243205	Australia	Granted	27 April 2030
2760096	Canada	Allowed	27 April 2030
13/265,252	USA	Pending	27 April 2030
2424890	Europe	Allowed	27 April 2030
12103554.8	Hong Kong	Published	27 April 2030
315924	Israel	Granted	27 April 2030
5740390	Japan	Granted	27 April 2030
10-2011-7027634	Korea	Granted	27 April 2030
335793	Mexico	Pending	27 April 2030
201171304	Eurasia	Granted	27 April 2030
2011290478	Australia	Granted	27 April 2030
2808361	Canada	Pending	27 April 2030
2605791	Europe	Granted	27 April 2030
13/817,414	USA	Allowed	27 April 2030
1185016	Hong Kong	Published	27 April 2030
Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Pending	17 April 2034
2,909,636	Canada	Pending	17 April 2034
2986316	Europe	Pending	17 April 2034
14/785,527	USA	Pending	17 April 2034
201480034857.3	China	Pending	17 April 2034
713233	New Zealand	Pending	17 April 2034

Immuron Limited
Directors’ report
30 June 2018

Your Directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the year ended 30 June 2018. Throughout the report, the consolidated entity is referred to as the Company.

Directors

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent non-executive chairman

Mr. Daniel Pollock, Independent non-executive director

Mr. Stephen Anastasiou, Independent non-executive director Mr. Peter Anastasiou, Executive vice chairman

Prof. Ravi Savarirayan, Independent non-executive director

Mr. Richard J Berman, Independent non-executive director (appointed 1 July 2018)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes subsequent to 30 June 2018:

Dr. Jerry Kanellos, Interim Chief Executive Officer (CEO) (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)

Mr. Thomas Liquard, Chief Executive Officer (CEO) (Resigned 3 August 2017)

Principal activities

The Company’s principal activity is a product development driven biopharmaceutical Company focused on the research and development of bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious and immune modulated diseases.

Dividends

No dividends have been paid during the financial year. The Directors do not recommend that a dividend be paid in respect of the financial year (2017: $nil).

Operating and financial review

Consolidated statement of profit or loss and other comprehensive income

The reported after tax loss of $3,010,929 is after fully expensing all of the Company’s research and development expenditure and patenting costs of $2,257,224 incurred during the year.

The Company has engaged a specialised R&D Tax consultant to review the research and development expenses of the Company for financial year 2018, to ensure the maximum rebate is received under the Australian Government’s R&D Tax Incentive program. It is anticipated that the Company will receive substantial cash inflows following this review process.

The total operating revenue for the year was $1,842,909, which is an increase of 32% from financial year 2017. Gross Profit increased 35% to $1,424,216 compared to 2017.

Consolidated statement of financial position

At 30 June 2018 the Company’s cash position was $4,727,430 (30 June 2017: $3,994,924). The Company had trade and other receivables of $1,683,305 (30 June 2017: $1,768,237). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

During the current financial year, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD $500,000 at an interest rate of 15% per annum and a AUD $15,000 establishment fee. The loan was repaid on 12 February 2018.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Operating and financial review (continued)

Consolidated statement of financial position (continued)

As announced to the market on 14 March 2018, the Company secured AUD $5.1 million in funding through a private placement with a large U.S. institutional investment fund. This capital raise was required to secure the future funding needs of Immuron’s other ongoing clinical programs, support marketing initiatives surrounding the Company’s flagship product Travelan, which already experienced significant sales growth through the first half of the financial year 2018, and provide ongoing working capital for the Company.

Consolidated statement of cash flows

The net operating and investing cash outflows for the year were $3,527,444 (2017: $7,031,088) which included costs associated with the Company’s further development of its research and development programs, together with significant clinical trial cost expenditure associated with the NASH and ASH clinical trials. During the financial year $2,156,206 was received from the Australian Government’s R&D tax concession refund incentives associated with eligible research and development expenditure and activities. The Company will continue to take advantage of the available Australian Government Research and Development incentives available.

Material business risks

Immuron develops therapeutics and has projects in both the commercial sales and development phases. Any investment in the development of therapeutics is considered high-risk. The Company is also subject to risks associated with the usual conduct of business and these risks, including interest rate movements, labour conditions, government policies, securities market conditions, exchange rate fluctuations, and a range of other factors which are outside the control of the Board and Management.

More specific material risks of the sector and the Company include, but are not limited to:

●	Scientific, technical and clinical - the outcome of the development of therapeutics is inherently unknown. Activities are experimental in nature so the risk of failure or delay is material. Key development activities, including clinical trials and product manufacture, are undertaken by specialist contract organisations; and there are risks in managing the quality and timelines of these activities.

●	Regulatory - products and their testing, may not be approved by, or be delayed by regulatory bodies (as was the case in Canada) whose approvals are necessary before products can be sold in market.

●	Financial - the Company currently, and since inception, does not receive sufficient income to cover operating expenses. The Company may require additional capital funding in the future, and no assurance can be given that such funding will be available, if required.

●	Intellectual Property (IP) - commercial success requires the ability to develop, obtain and maintain commercially valuable patents and, trade secrets. Gaining and maintaining the IP across multiple countries; and preventing the infringement of the Company’s exclusive rights involves management of complex legal, scientific and factual issues. The Company must also operate without infringing upon the IP of others.

●	Commercialisation - the Company relies, and intends to rely, upon corporate partners to market, and in some cases finalise development of its products, on its behalf. There are risks in establishing and maintaining these relationships, and with the manner in which partners execute on these collaborative agreements.

●	Product acceptance and competitiveness - a developed product may not be considered by key opinion leaders (eg. doctors), reimbursement authorities (eg. PBA-listing) or the end customer to be an effective alternative to products already on market, or new superior future products may be preferred.

●	Product liability - a claim or product recall would significantly impact the Company. Insurance, at an acceptable cost, may not be available or be adequate to cover liability claims if a marketed product is found to be unsafe.

●	Key personnel - the Company’s success and achievements against timelines depend on key members of its highly qualified, specialised and experienced management and scientific teams. The ability to retain and attract such personnel is important.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Material business risks (continued)

●	Grant and R&D incentives - the Company may undertake R&D activities under competitive grants and be part-funded by other incentive programs (eg R&D tax credits). There is no certainty that grants or incentive programs will continue to be available to the Company, and changes in government policy may reduce their applicability.

In accordance with good business practice in the pharmaceutical industry the company’s management actively and routinely employs a variety of risk management strategies. These are broadly described in the Corporate Governance Statement.

Biotechnology companies - inherent risks

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Immuron Limited are dependent on the success of their R&D projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative, taking into account these considerations.

This Report may contain forward-looking statements regarding the potential of the Company’s projects and interests and the development of the Company’s projects and interests and the development and therapeutic potential of the Company’s research and development projects. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company’s research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further R&D could differ from those projected or detailed in this report.

As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company’s research and development program referred to in this Directors’ report and in the Company’s ‘Operations Report’ as contained in this Annual report for the year ended 30 June 2018.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Significant changes in state of affairs

Event since the end of the financial year

On 29 June 2018, the Company announced to the market two major changes to the board. Effective July 01, 2018, the Company appointed a non-executive director, Mr. Richard J Berman and the resignation of the joint company secretary Mr. Peter Vaughan.

On 01 July 2018, the Company issued 1,000,000 unlisted employee stock options to a key management personnel, Mr. Jerry Kanellos.

On 01 July 2018, the Company granted 2,000,000 unlisted options to Mr. Richard J Berman, subject to the shareholder approval.

On 11 July 2018, the Company announced that the European Patent Office (EPO) has decided to grant a patent for the use of composition for the treatment of Non-alcoholic steatohepatitis (NASH). This patent (EPO Grant No. 2424890) is entitled “Anti-LPS enriched immunoglobulin preparations for the treatment and/or prophylaxis of a pathologic disorder”). This patent is due to Expire in April 2030, with potential for supplementary protection and extension of this monopoly.

On 16 July 2018, the Company announced an update towards the research collaboration with the US Department of Defense Research going ahead. Studies were commissioned by the US Department of Defense to evaluate Travelan®’s ability to neutralise pathogenic bacteria of interest, including Campylobacter, ETEC and Shigella. A further update on 5 September 2018 on the successful completion of Travelan pre-clinical shigellosis challenge studies in non-human primates (NHP) was announced.

Other than the events listed above, there have not been any other matters or circumstances in the financial statements or notes thereto, that have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of Immuron Limited the results of those operations or the state of affairs of Immuron Limited in future financial years.

Business strategy, future developments and prospects

Immuron aims to create value for shareholders through a two-pronged approach. In the short and medium term Immuron sells and licenses Travelan, an over-the-counter product. Beyond the short term, Immuron is researching and developing prescription products, principally for the treatment of NASH and Clostridium difficile.

The Company continues to develop its NASH, ASH and C-Diff products. These development programs are not expected to generate revenues in the short term however, in the longer term, and pending a successful development outcome in particular the NASH and ASH clinical trials, each of these development programs could increase shareholder value by many multiples.

Environmental regulation

The Company is involved in pharmaceutical research and development. Much of which is contracted out to third parties, and it is the Directors understanding that these activities do not create any significant/material environmental impact. To the best of the Company’s knowledge, the scientific research activities undertaken by, or on behalf of, the Company are in full compliance with all prescribed environmental regulations.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Information on directors

Dr Roger Aston Independent Non-Executive Chairman
Appointed to the Board	20 March 2012
Last elected by shareholders	13 November 2014
Experience and expertise

Dr. Aston has more than 20 years of experience in the pharmaceutical and biotech industries. Dr. Aston was previously the Chief Executive Officer and a Director of Mayne Pharma Group Limited.

Prior to his position at Mayne Pharma, some of his previous positions have included CEO of Peptech Limited (Australia), Director of Cambridge Antibody Technology Limited (UK), and Chairman of Bio Focus Plc (formally: Cambridge Drug Discovery Limited).

Dr. Aston was also founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr. Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr. Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies.

Dr. Aston has extensive experience including negotiating global licence agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund raising activities and the introduction of corporate governance procedures.

Qualifications	BSc (Hons), PhD
Directorships held in other public entities

Dr. Aston is currently a director of:

-   Pharmaust Limited (ASX:PAA) - Current Executive Chairman (12 Aug 2013)

-   Oncosil Limited (ASX:OSL) - Non-Executive Chairman (stepped down 8 May 2017)

-   Oncosil Limited (ASX:OSL) - Current Non-Executive Chairman (28 Mar 2013)

-   Regeneus Limited (ASX:RGS) - Current Non-Executive Chairman (21 Sep 2012)

-   Resapp Health Limited (ASX:RAP) - Current Chairman (2 Jul 2015)

Other listed directorships held during the past 3 years	Dr. Aston has been a Director of the following entities in the past 3 years: Nil
Committees	Chairman and Member of the Company’s Remuneration Committee; and Member of the Company’s Audit and Risk Committee.
Interests in shares and options	Shares	751,116 fully paid ordinary shares
	Options	3,282,950 options

Immuron Limited
Directors’ report
30 June 2018
(continued)

Information on directors (continued)

Mr Daniel Pollock Independent Non-Executive Director
Appointed to the Board	11 October 2012
Last elected by shareholders	25 November 2015
Experience and expertise

Mr. Pollock is a lawyer admitted in both Scotland and Australia and holding Practicing Certificates in both Jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne, Australia which operates internationally and specializes in commercial law.

He is Executive Director and co-owner of Great Accommodation P/L a property management business operating in Victoria.

Mr. Pollock has had historical involvement as a seed investor and Board member of a number of small unlisted companies. The most recent of these was an e-Pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Qualifications	LL.B; Dip L.P
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Chairman and Member of the Company’s Audit and Risk Committee; and Member of the Company’s Remuneration Committee.
Interests in shares and options	Shares	374,800 fully paid ordinary shares
	Options	1,134,800 options

Immuron Limited
Directors’ report
30 June 2018
(continued)

Information on directors (continued)

Mr Stephen Anastasiou Non-Executive Director
Appointed to the Board	28 May 2013
Last elected by shareholders	29 November 2016
Experience and expertise

Mr. Anastasiou has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.

His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and OTC products, with companies including the international pharmaceutical company Bristol Myer Squibb.

While working with KPMG Peat Marwick as a management consultant, Mr. Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management.

Mr. Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

Qualifications	BSc (Hons), Grad. Dip MKTG, MBA
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Nil
Interests in shares and options	Shares	6,251,137 fully paid ordinary shares
	Options	3,247,017 options

Immuron Limited
Directors’ report
30 June 2018
(continued)

Information on directors (continued)

Mr Peter Anastasiou Executive Vice Chairman
Appointed to the Board	21 May 2015
Last elected by shareholders	25 November 2015
Experience and expertise

Mr. Anastasiou is a serial entrepreneur and investor with extensive experience in business both in Australia and overseas. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100 year old iconic Australian company.

Mr. Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the Company’s Renounceable Rights Issue, which was surpassed by his further funding support of the $9.66M (before costs) capital raising in February 2014 resulting in an ownership of approx. 15% of the Company via his associated investment funds.

Mr. Anastasiou was the founding Chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet care, Rug Doctor and Crystal Clear.

Mr. Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and Director of Melbourne Victory Football Club.

Qualifications	B.Psych
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Nil
Interests in shares and options	Shares	16,398,664 fully paid ordinary shares
	Options	5,158,409 options

Immuron Limited
Directors’ report
30 June 2018
(continued)

Information on directors (continued)

Prof Ravi Savarirayan Non-Executive Director
Appointed to the Board	7 April 2017
Last elected by shareholders	N/A
Experience and expertise	He is a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as Professor and Research Group Leader (Skeletal Biology and Disease) at the Murdoch Children’s Research Institute since September 2000. Mr. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the Chair of the Specialist Advisory Committee in Clinical Genetics, Royal Australasian College of Physicians since February 2009 . He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several International Working Committees on Constitutional Diseases of Bone. Mr. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 150 peer-reviewed articles, collaborating with peers from over 30 countries, and has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and Journal of Medical Genetics since June 2005. Mr. Savarirayan received his MBBS from the University of Adelaide in 1990 and became a fellow of the Royal Australasian College of Physicians in December 1997. He was certified as a specialist in clinical genetics from the Human Genetics Society of Australasia in 1998 and received his Doctor of Medicine from the University of Melbourne in 2004, for his thesis “Clinical and Molecular Studies in the Osteochondrodysplasias.”
Qualifications	MD (Melb.), BS, FRACP, ARCPA (Hon.)
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Nil
Interests in shares and options	Shares	Nil fully paid ordinary shares
	Options	1,000,000 options

Company secretary

Mr Phillip Hains Joint Company Secretary & Chief Financial Officer
Mr. Hains was appointed as Company Secretary on 19 April 2013.

Mr. Hains is a Chartered Accountant and specialist in the public company environment. He has served the needs of a number of public company boards of directors and related committees. He has over 20 years’ experience in providing accounting, administration, compliance and general management services. He holds a Masters of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants of Australia.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Company secretary (continued)

Mr Peter Vaughan Joint Company Secretary & Chief Financial Officer - (resigned effective July 01, 2018)
Mr. Vaughan was appointed as Company Secretary on 19 April 2013.

Mr. Vaughan is a Chartered Accountant who has worked in the listed company environment for more than 10 years across a number of industries. He has served on and provided accounting, administration, compliance and general management services to a number of private, not-for-profit and public company boards of directors and related committees.

Chief Executive Officer

Dr Jerry Kenellos Chief Executive Officer (CEO) and Chief Operating & Scientific Officer (COSO)
Appointed as CEO	1 August 2017
Experience and expertise	Dr. Jerry Kanellos has over twenty five years’ experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos work for five years as a consultant to the biotechnology industry and has provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten years tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls (CMC) programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD in Medicine from the University of Melbourne.
Qualifications	PhD
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Interests in shares and options	Shares	Nil fully paid ordinary shares
	Options	200,000 options

Immuron Limited
Directors’ report
30 June 2018
(continued)

Meetings of directors

The numbers of meetings of the Company’s board of Directors and of each board committee held during the year ended 30 June 2018, and the numbers of meetings attended by each Director were:

	Meetings of directors		Meetings of Committees
			Audit		Remuneration
	A	B	A	B	A	B
Dr. Roger Aston	12	12	3	3	1	1
Mr. Daniel Pollock	12	12	3	3	1	1
Mr. Stephen Anastasiou	12	12	—	—	—	—
Mr. Peter Anastasiou	12	12	—	—	—	—
Prof. Ravi Savarirayan	12	12	—	—	—	—
Mr. Richard J Berman

A = Number of meetings attended

B = Number of meetings held during the time the Director held office or was a member of the committee during the year

As at the date of this report the Company had an Audit and Risk Committee and Remuneration Committee with membership of the committees as follows:

	Audit and Risk Committee	Remuneration Committee
Chairman	Mr. Daniel Pollock	Dr. Roger Aston
Members	Dr. Roger Aston	Mr. Daniel Pollock

Indemnification and Insurance of Directors and other Officers

Under the Company’s constitution:

(a) To the extent permitted by law and subject to the restrictions in section 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company where the Company requested the officer to accept appointment as Director.

(b) To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company.

The Company has insured its Directors, the Company Secretaries and executive officers for the financial year ended 30 June 2018. Under the Company’s Directors’ and Officers’ Liability Insurance Policy, the Company cannot release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

The Company also has in place a Deed of Indemnity, Access and Insurance with each of the Directors. This Deed:

(i) indemnifies the Director to the extent permitted by law and the Constitution against certain liabilities and legal costs incurred by the Director as an officer of the Company and subsidiary;

(ii) requires the Company to maintain, and pay the premium for, a Directors and Officers Insurance Policy in respect of the Directors; and

(iii) provides the Director with access to particular papers and documents requested by the Director for a Permitted Purpose;

Immuron Limited
Directors’ report
30 June 2018
(continued)

Indemnification and Insurance of Directors and other Officers (continued)

both during the time that the Director holds office and for a seven-year period after the Director ceases to be an officer of the Company and any subsidiary, on the terms and conditions contained in the Deed.

Indemnification and Insurance of auditor

The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on Behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Other Audit Services

The Company’s Auditors, Grant Thornton Audit Pty Ltd, did not provide any non-audit services during the 2018 financial year.

Auditor’s Independence Declaration

The Auditors Independence Declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2018 has been received and can be found in the ‘Auditor’s Independence Declaration’ section of this Annual Report.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Immuron support and adhere to good corporate governance practices. The Company’s Corporate Governance Statement is available on the Company’s website together with the Board Skills Matrix at www.immuron.com.

Remuneration report (Audited)

This Remuneration Report outlines the Director and Executive remuneration arrangements of the Company as required by the Corporations Act 2001 and its Regulations.

This report details the nature and amount of remuneration of each Director of Immuron Limited and all other Key Management Personnel.

For the purposes of this report, Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any Director (whether Executive or otherwise) of the Company.

For the purposes of this report, the term ‘executive’ encompasses the chief executive, senior executives, and secretaries of the Company. This report details the nature and amount of remuneration for each Director of Immuron Limited, and for the other Key Management Personnel.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

The Directors of Immuron Limited during the year were:

● Dr. Roger Aston-Independent non-executive chairman

● Mr. Peter Anastasiou-Executive vice chairman

● Mr. Daniel Pollock-Independent non-executive director

● Mr. Stephen Anastasiou-Independent non-executive director

● Prof. Ravi Savarirayan-Independent non-executive director

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes subsequent to 30 June 2018:

● Dr. Jerry Kanellos Interim Chief Executive Officer (CEO), (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)

● Mr. Thomas Liquard Chief Executive Officer (CEO), (Resigned 3 August 2017)

(a)	Section A: Principles used to determine the nature and amount of Remuneration

Remuneration Policy

The Remuneration Policy ensures that Directors and Senior Management are appropriately remunerated having regard to their relevant experience, their performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate. The Remuneration Policy has been established to enable the Company to attract, motivate and retain suitably qualified Directors and Senior Management who will create value for shareholders.

Remuneration Policy versus Company Performance

The Company’s Remuneration Policy is not directly based on the Company’s earnings. The Company’s earnings have remained negative since inception due to the nature of the Company. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by the Company. The Company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further Shareholder value.

The Company’s performance over the previous five financial years is as follows:

Financial year	Net loss ($)	Share price at year end

2018	3,010,929	$0.34
2017	6,804,154	$0.27
2016	5,599,004	$0.25
2015	3,447,951	$0.23	*
2014	2,544,550	$0.20	*

* Share prices have been adjusted to reflect a 40:1 capital consolidation which was completed on 20 Nov 2014

Remuneration Committee

The Remuneration Committee of the Board of Directors of Immuron Limited is responsible for overseeing the Remuneration Policy of the Company and for recommending or making such changes to the policy as it deems appropriate.

Non-Executive Director Remuneration

Objective

The Remuneration Policy ensures that Non-Executive Directors are appropriately remunerated having regard to their relevant experience, individual performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(a)	Section A: Principles used to determine the nature and amount of Remuneration (continued)

Non-Executive Director Remuneration (continued)

Structure

The Company’s Constitution and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a Meeting of Shareholders. An amount (not exceeding the amount approved at the Shareholders Meeting) is determined by the Board and then divided between the Non-Executive Directors as agreed. The latest determination was at the Shareholders Meeting held on 8 November 2005 when shareholders approved the aggregate maximum sum to be paid or provided as remuneration to Non-Executive Directors as a whole (other than the Managing Director, CEO and Executive Directors) for their services as $350,000 per annum (relates to salaries and superannuation only, and excludes share based payments).

In the year ended 30 June 2018, the Non-Executive Directors and Executive Directors were remunerated an aggregate $302,325 and $50,000, respectively per annum, including superannuation and any equity issued during the period. Equity issued to directors were approved by shareholders as consideration for additional services provided to the Company.

The manner in which the aggregate remuneration is apportioned amongst Non-Executive Directors is reviewed periodically.

The Board is responsible for reviewing its own performance. Board, and Board committee performance, is monitored on an informal basis throughout the year with a formal review conducted during the financial year.

No retirement benefits are payable other than statutory superannuation, if applicable.

Executive Director and Executive Officer Remuneration

Objective

The Remuneration Policy ensures that Executive Directors are appropriately remunerated having regard to their relevant experience, individual performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The Non-Executive Directors are responsible for evaluating the performance of the Chief Executive Officer (CEO) who in turn evaluates the performance of the other Senior Executives. The evaluation process is intended to assess the Company’s business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The performance of the CEO and Senior Executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Fixed Remuneration

Executives’ fixed remuneration comprises salary and superannuation and is reviewed annually by the CEO, and in turn, the Remuneration Committee. This review takes into account the Executives’ experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short Term Incentive Scheme

All Executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for executive employees to receive a combination of short term incentive (STI) as part of their total remuneration if they achieve certain performance indicators as set by the Board. The STI can be paid either by cash, or a combination of cash and the issue of equity in the Company, at the determination of the Board and Remuneration Committee.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(a)	Section A: Principles used to determine the nature and amount of Remuneration (continued)

Executive Director and Executive Officer Remuneration (continued)

Variable Remuneration – Long Term Incentive Scheme

Executives may also be provided with longer-term incentives through the Company’s Executive Share Option Plan (ESOP), that was approved by shareholders at the Annual General Meeting held on 13 November 2014. The aim of the ESOP is to allow the Executives to participate in, and benefit from, the growth of the Company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each Executive.

(b)	Section B: Details of remuneration

Details of remuneration for the year ended 30 June 2018

The remuneration for each Director and each of the other Key Management Personnel of the Company during the year ended 30 June 2018 was as follows:

2018	Short-term employee benefits			Post- employment benefits	Share based payments
	Cash salary and fees	Cash bonus	Non- monetary benefits	Super- annuation	Options	Total
	$	$	$	$	$	$
Directors
Dr. Roger Aston*	70,000	—	—	6,650	13,275	89,925
Mr. Daniel Pollock	60,000	—	—	5,700	—	65,700
Mr. Stephen Anastasiou	50,000	—	—	—	—	50,000
Mr. Peter Anastasiou	50,000	—	—	—	—	50,000
Prof. Ravi Savarirayan**	50,000	—	—	—	46,700	96,700
Total	280,000	—	—	12,350	59,975	352,325

Other key management personnel
Dr. Jerry Kanellos	207,756	—	—	19,737	—	227,493
Mr. Thomas Liquard	82,500	—	—	—	—	82,500
Total	290,256	—	—	19,737	—	309,993

Total	570,256	—	—	32,087	59,975	662,318

* Dr. Roger Aston’s share based expenses related to the 1,000,000 options (issued on November 27, 2015) which vested on 6 August 2017. For further details please refer to Note 17 (d) (i).

** Prof. Ravi Savariryan, was granted 1,000,000 options exercisable at $0.50 on or before 27 November 2019. For further details please refer to page 24, Note 3.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(b)	Section B: Details of remuneration (continued)

Details of remuneration for the year ended 30 June 2017

The remuneration for each Director and each of the other Key Management Personnel of the Company during the year ended 30 June 2017 was as follows:

2017	Short-term employee benefits			Post- employment benefits	Share based payments
	Cash salary and fees	Cash bonus	Non- monetary benefits	Super- annuation	Options	Total
	$	$	$	$	$	$

Directors
Dr. Roger Aston	64,375	—	—	6,116	212,400	282,891
Mr. Daniel Pollock	48,750	—	—	4,631	26,550	79,931
Mr. Stephen Anastasiou	42,500	—	—	—	26,550	69,050
Mr. Peter Anastasiou	42,500	—	—	—	26,550	69,050
Prof. Ravi Savarirayan	12,501	—	—	—	—	12,501
Total	210,626	—	—	10,747	292,050	513,423

Other key management personnel
Dr. Jerry Kanellos	160,000	—	—	15,200	28,620	203,820
Mr. Thomas Liquard	311,040	—	—	—	33,000	344,040
Total	471,040	—	—	15,200	61,620	547,860

Total	681,666	—	—	25,947	353,670	1,061,283

Fully paid ordinary shares held

The number of shares in the Company held during the financial year by each Director and other Key Management Personnel of the Company, including their personally related parties, are set out below.

	Opening	Granted as	Net change -	Closing
	balance	compensation	other	balance
2018	No.	No.	No.	No.

Directors
Dr. Roger Aston	751,116	—	—	751,116
Mr. Daniel Pollock	300,000	—	74,800	374,800
Mr. Stephen Anastasiou	5,376,137	—	875,000	6,251,137
Mr. Peter Anastasiou	14,971,644	—	1,427,020	16,398,664
Prof. Ravi Savarirayan	—	—	—	—
Total	21,398,897	—	2,376,820	23,775,717

Other key management personnel
Mr. Jerry Kenellos	—	—	—	—
Mr. Thomas Liquard(Note 1)	134,964	—	(134,964)	—
Total	134,964	—	(134,964)	—

Total	21,533,861	—	2,241,856	23,775,717

Note1: The movement relates to Mr. Thomas Liquard ceasing to be a Key Management Personnel on August 3, 2017.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(b)	Section B: Details of remuneration (continued)

Fully paid ordinary shares held (continued)

Net Change - Other No: Securities acquired or disposed of on market during the period, including securities acquired via the Rights Issue from the NASDAQ Listing as announced to the market on 9 June 2017. No shares were granted to Directors or Key Management in relation to remuneration during the 2018 financial year.

	Opening	Granted as	Net change -	Closing
	balance	compensation	other	balance
2017	$	$	$	$

Directors
Dr. Roger Aston	607,116	—	144,000	751,116
Mr. Daniel Pollock	319,640	—	(19,640)	300,000
Mr. Stephen Anastasiou	4,067,857	—	1,308,280	5,376,137
Mr. Peter Anastasiou	13,663,364	—	1,308,280	14,971,644
Total	18,657,977	—	2,740,920	21,398,897

Other key management personnel
Mr. Jerry Kenellos	—	—	—	—
Mr. Thomas Liquard	—	134,694	—	134,694
Dr. Leearne Hinch	—	—	—	—
Total	—	134,694	—	134,694

Total	18,657,977	134,694	2,740,920	21,533,591

Net Change - Other No: Securities acquired or disposed of on market during the period, including securities acquired via the Rights Issue as announced to the market on 5 July 2016. No shares were granted to Directors or Key Management in relation to remuneration during the 2017 financial year.

Shares and options may be granted to key management personnel under the various share based compensation plans as set out in section A of this report.

Details of shares and options provided as part of the total remuneration paid to key management personnel are set out below. When exercisable, each option is convertible into one ordinary fully paid share of Immuron Limited.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(b)	Section B: Details of remuneration (continued)

Options and rights held

The number of options over ordinary shares in the Company held during the financial year by each Director of Immuron Limited and other Key Management Personnel of the Company, including their personally related parties, are set out below:

			Net
	Opening	Options	change	Closing	Vested and
	balance	expired or	- other	balance	exercisable	Unvested
2018	No.	lapsed No.	No.	No.	No.	No.

Directors
Dr. Roger Aston	3,282,950	—	—	3,282,950	3,282,950	—
Mr. Daniel Pollock(Note 1)	1,060,000	—	74,800	1,134,800	1,134,800	—
Mr. Stephen Anastasiou	3,247,017	—	—	3,247,017	3,247,017	—
Mr. Peter Anastasiou(Note 2)	4,726,409	—	432,000	5,158,409	5,158,409	—
Prof. Ravi Savarirayan(Note 3)	1,000,000	—	—	1,000,000	1,000,000	—
Total	13,316,376	—	506,800	13,823,176	13,823,176	—

Other key management personnel
Mr. Thomas Liquard	—	—	—	—	—	—
Mr. Jerry Kanellos	200,000	—	—	200,000	200,000	—
Total	200,000	—	—	200,000	200,000	—

Total	13,516,376	—	506,800	14,023,176	14,023,176	—

During the financial period ending 30 June 2018, the following directors had movement in their shareholding:

●	Note 1: Mr. Daniel Pollock acquired 74,800 options on 6 September 2017 through an off market acquisition with a consideration of AUD$ 25,000.

●	Note 2: Mr Peter Anastasiou acquired 432,000 options on 18 August 2017 through an on market acquisition with a consideration of USD$10,800.

●	Note 3: Prof. Ravi Savarirayan, a Non-Executive Director of Immuron Limited was granted 1,000,000 unlisted options exercisable at $0.50 on or before 27 November 2019 . The unlisted options were granted on June 22, 2017 and were held in escrow until shareholders approval was received. Subsequent to shareholder approval, the Company recognised the share based payment expense during the 2018 financial period. Please refer to Note 17 (d) (v) for further details.

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(b)	Section B: Details of remuneration (continued)

Options and rights held (continued)

		Options	Net
	Opening	expired or	change	Closing	Vested and
	balance	lapsed	- other	balance	exercisable	Unvested
2017	No.	No.	No.	No.	No.	No.

Directors
Dr. Roger Aston(Note 1)	3,500,000	(500,000)	282,950	3,282,950	3,282,950	—
Mr. Daniel Pollock(Note 2)	1,250,000	(250,000)	60,000	1,060,000	1,060,000	—
Mr. Stephen Anastasiou(Note 3)	1,250,000	(250,000)	2,247,017	3,247,017	3,247,017	—
Mr. Peter Anastasiou	1,000,000	—	3,726,409	4,726,409	4,726,409	—
Prof. Ravi Savarirayan	—	—	1,000,000	1,000,000	1,000,000	—
Total	7,000,000	(1,000,000)	7,316,376	13,316,376	13,316,376	—

Other key management personnel
Mr. Thomas Liquard	—	—	—	—	—	—
Mr. Jerry Kenellos	—	—	200,000	200,000	—	—
Total	—	—	200,000	200,000	—	—

Total	7,000,000	(1,000,000)	7,516,376	13,516,376	13,316,376	—

Note 1: The 500,000 (IMCAI) lapsed options were granted on 4 December 2013 at an exercisable price of $0.456 to Dr. Roger Aston.

Note 2: The 250,000 (IMCAI) lapsed options were granted on 4 December 2013 at an exercisable price of $0.456 on or before 4 December 2016 to Mr. Daniel Pollock.

Note 3: The 250,000 (IMCAI) lapsed options were granted on 4 December 2013 at an exercisable price of $0.456 on or before 4 December 2016 to Mr. Stephen Anastasiou.

*Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM held on 25 Nov 2015.

**Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM held on 25 Nov 2015. Mr Peter Anastasiou also exercised 556,000 IMCAI Unlisted Options into Ordinary Shares at exercise price of $0.376.

Additional information in respect of options

The terms and conditions of each grant of options over ordinary fully paid shares affecting remuneration of directors and key management personnel in this financial year or future reporting years on detailed on Note 17.

The number of options over ordinary shares granted to and vested by directors and key management personnel as part of compensation is set out below:

Immuron Limited
Directors’ report
30 June 2018
(continued)

Remuneration report (Audited) (continued)

(b)	Section B: Details of remuneration (continued)

Additional information in respect of options (continued)

	Total value of options granted during the year		Value of options exercised during the year		Value of options lapsed during the year
	$		$		$
	2018	2017	2018	2017	2018	2017
Directors:
Dr. Roger Aston	13,275	212,400	—	—	—	50,800
Mr. Daniel Pollock	—	26,550	—	—	—	25,400
Mr. Stephen Anastasiou	—	26,550	—	—	—	25,400
Mr. Peter Anastasiou	—	26,550	—	—	—	—
Prof. Ravi Savarirayan	46,700	—	—	—	—	—
Total	59,975	292,050	—	—	—	101,600

Other key management personnel:
Mr. Jerry Kenellos	—	28,620	—	—	—	—
Mr. Thomas Liquard	—	—	—	—	—	—
Total	—	28,620	—	—	—	—

Total	59,975	320,670	—	—	—	101,600

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk - STI		At risk - LTI
	2018	2017	2018	2017	2018	2017
Directors:
Dr. Roger Aston	85%	25%	15%	75%	—	—
Mr. Daniel Pollock	100%	67%	—	33%	—	—
Mr. Stephen Anastasiou	100%	62%	—	38%	—	—
Mr. Peter Anastasiou	100%	62%	—	38%	—	—
Prof. Ravi Savarirayan	52%	100%	48%	—	—	—
Other key management personnel:
Mr. Jerry Kenellos	100%	86%	—	14%	—	—
Mr. Thomas Liquard	—	90%	—	10%	—	—

Loans to/from Directors and Other Key Management Personnel

During the current financial year, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD $500,000 at an interest rate of 15% per annum and a AUD $15,000 establishment fee. The loan was repaid on 12 February 2018.

Other transactions with Directors or Other Key Management Personnel Services rendered by Grandlodge Pty Ltd to Immuron Ltd:

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies. Mr David Plush is also an owner of Grandlodge, and its associated entities.

Commencing on 1st June 2013, Grandlodge was verbally contracted to provide warehousing, distribution and invoicing services for Immuron’s products for AUD$70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of AUD$0.16 per share representing Immuron Limited’s share price at the commencement of the verbal agreement.

Immuron Limited

Directors’ report

30 June 2018

(continued)

Remuneration report (Audited) (continued)

(b)	Section B: Details of remuneration (continued)

Other transactions with Directors or Other Key Management Personnel (continued)

Services rendered by Grandlodge Pty Ltd to Immuron Ltd: (continued)

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this verbal agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the verbal agreement, unless both parties agree to an alternative method of payment.

Premises Rental services received from Wattle Laboratories Pty Ltd to Immuron Ltd:

Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a 3 year Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

Section C: Employment Contracts of Key Management Personnel

As at 30 June 2018, the following contracts are in place for Directors or Key Management Personnel:

Title	Nature of change	Notice Requirements	Termination Requirements
Dr. Jerry Kanellos	Until termination by either party.	For any reason Dr Kanellos may terminate the agreement by providing 30 days’ notice.	Pay Dr Kanellos on termination any unpaid salary, reimburse all business expenses submitted with appropriate documentation.

Section D: Additional Information

No additional loans were made to any Director, any member of the Key Management Personnel, or any of their related entities, or any executive during the 2018 financial year (2017: $Nil) that have not already been disclosed in the audited remuneration report.

This completes the audited Remuneration Report of Immuron Limited for 30 June 2018

Immuron Limited Corporate Governance Statement for financial year ended 30 June 2018 can be found on Immuron Limited website: www.immuron.com

This report is made in accordance with a resolution of Directors.

Dr. Roger Aston

Director

Melbourne

27 September 2018

Collins Square, Tower 1

727 Collins Street

Melbourne Victoria 3008

Correspondence to:

GPO Box 4736

Melbourne Victoria 3001

T +61 3 8320 2222

F +61 3 8320 2200

E info.vic@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Immuron Limited for the year ended 30 June 2018, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 27 September 2018

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2018

	Consolidated entity
		2018	2017
	Notes	$	$

Revenue
Sales of good	2	1,842,909	1,396,197
Total operating revenue		1,842,909	1,396,197

Cost of goods sold		(418,693)	(337,546)
Gross profit		1,424,216	1,058,651

Direct Selling Costs
Sales and marketing costs		(282,241)	(407,751)
Freight costs		(169,458)	(135,377)
Total gross profit less direct selling costs		972,517	515,523

Other income	2	1,850,401	1,614,373

Expenses
Consulting, employee and director	3	(1,384,298)	(1,689,521)
Other corporate administration	3	(1,336,516)	(1,381,809)
Depreciation		(5,047)	(4,922)
Finance fee costs		(18,857)	(24,483)
Impairment of inventory		(163,600)	(136,494)
Marketing and promotion		(370,699)	(789,608)
Research and development		(2,257,224)	(4,630,674)
Travel and entertainment expenses		(297,606)	(276,539)
Loss before income tax		(3,010,929)	(6,804,154)

Income tax expense	4	—	—
Loss for the period		(3,010,929)	(6,804,154)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(79,599)	40,017
Total comprehensive loss for the period		(79,599)	40,017

Total comprehensive income for the period is attributable to:
Owners of Immuron Limited		(3,090,528)	(6,764,137)

Earnings per share for profit attributable to the ordinary equity		Cents	Cents
holders of the Company:
Basic loss per share	19	(2.3)	(6.4)
Diluted loss per share	19	(2.3)	(6.4)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited

Consolidated statement of financial position

As at 30 June 2018

	Consolidated entity
			2018	2017
	Notes		$	$

ASSETS
Current assets
Cash and cash equivalents	5	(a)	4,727,430	3,994,924
Trade and other receivables	5	(b)	1,683,305	1,768,237
Inventories	6		497,902	2,336,127
Other current assets	7	(a)	141,800	168,366
Total current assets			7,050,437	8,267,654

Non-current assets
Plant and equipment			20,384	18,837
Inventories	6		2,171,867	—
Total non-current assets			2,192,251	18,837

Total assets			9,242,688	8,286,491

LIABILITIES
Current liabilities
Trade and other payables	5	(c)	689,326	1,290,389
Borrowings	5	(d)	—	139,864
Employee benefit obligations			114,012	36,173
Other financial liabilities	5	(d)	—	226,000
Deferred revenue			—	19,139
Total current liabilities			803,338	1,711,565

Total liabilities			803,338	1,711,565

Net assets			8,439,350	6,574,926

EQUITY
Issued capital	8	(a)	58,372,043	53,632,995
Reserves	8	(b)	2,606,722	2,470,417
Accumulated losses			(52,539,415)	(49,528,486)

Total equity			8,439,350	6,574,926

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2018

	Attributable to owners of Immuron Limited
					Accumulated
			Issued capital	Reserves	losses	Total
Consolidated entity	Notes		$	$	$	$

Balance at 1 July 2016			45,633,354	2,128,566	(42,821,357)	4,940,563

Loss for the period			—	—	(6,804,154)	(6,804,154)
Other comprehensive income			—	40,017	—	40,017
Total comprehensive (loss) income for the period			—	40,017	(6,804,154)	(6,764,137)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	8	(a)	7,927,766	—	—	7,927,766
Options and warrants issued/expensed	8	(b)	—	470,734	—	470,734
Lapse or exercise of share options	8	(b)	71,875	(168,900)	97,025	—
			7,999,641	301,834	97,025	8,398,500

Balance at 30 June 2017			53,632,995	2,470,417	(49,528,486)	6,574,926

Balance at 1 July 2017			53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period			—	—	(3,010,929)	(3,010,929)
Other comprehensive income			—	(79,599)	—	(79,599)
Total comprehensive (loss) income for the period			—	(79,599)	(3,010,929)	(3,090,528)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	8	(a)	4,739,048	—	—	4,739,048
Options issued/expensed	8	(b)	—	215,904	—	215,904
			4,739,048	215,904	—	4,954,952

Balance at 30 June 2018			58,372,043	2,606,722	(52,539,415)	8,439,350

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2018

	Consolidated entity
			2018	2017
	Notes		$	$

Cash flows from operating activities
Receipts from customers			1,601,619	1,413,676
Payments to suppliers and employees			(7,262,348)	(9,971,142)
Interest received			1,278	8,386
Other - R&D tax concession refund and other government grants			2,156,206	1,615,043
Interest and other costs of finance paid			(24,199)	(97,051)
Net cash used in operating activities	9	(a)	(3,527,444)	(7,031,088)

Cash flows from investing activities
Payments for property, plant and equipment			(6,594)	(5,696)
Net cash used from investing activities			(6,594)	(5,696)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	8	(a)	5,472,200	12,525,067
Proceeds from borrowings			500,000	500,000
Repayment of borrowings			(865,864)	(2,191,593)
Capital raising cost	8	(a)	(733,152)	(2,132,422)
Net cash provided from financing activities			4,373,184	8,701,052

Net increase in cash and cash equivalents			839,146	1,664,268
Cash and cash equivalents at the beginning of the financial year			3,994,924	2,290,639
Effects of exchange rate changes on cash and cash equivalents			(106,640)	40,017
Cash and cash equivalents at end of period	5	(a)	4,727,430	3,994,924

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

1	Segment information

(a)	Description of segments and principal activities

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified two reportable segments.

Research and Development (R&D): Income and expenses directly attributable to the Company’s research and development projects performed in Australia, Israel and United States.

HyperImmune Products: Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, US and Canada. In 2018, the Company earned 62%, 1% and 37% of its revenues from customers located in Australia, Canada and US, respectively. In 2017, the Company earned 64%, 10% and 26% of its revenues from customers located in Australia, Canada and US, respectively.

(b)	Segment results

Consolidated entity	Research & Development	HyperImmune Products	Unallocated Corporate	Total
2018	$	$	$	$
Segment revenue & other income
Revenue from external customers	—	1,842,909	—	1,842,909
R&D tax concession refund	1,849,123	—	1,238	1,850,361
Other income	—	40	—	40
Total Segment revenue & other income	1,849,123	1,842,949	1,238	3,693,310

Segment expenses
Depreciation	—	—	(5,047)	(5,047)
Finance fee costs	—	—	(18,857)	(18,857)
Share-based payments	—	—	(59,975)	(59,975)
Other operating expenses	(2,257,224)	(832,661)	(3,530,475)	(6,620,360)
Total segment expenses	(2,257,224)	(832,661)	(3,614,354)	(6,704,239)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(408,101)	1,010,288	(3,613,116)	(3,010,929)

Assets
Segment assets	1,191,029	3,162,045	4,889,614	9,242,688
Total assets	1,191,029	3,162,045	4,889,614	9,242,688

Liabilities
Segment liabilities	(174,434)	(26,009)	(602,895)	(803,338)
Total liabilities	(174,434)	(26,009)	(602,895)	(803,338)

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

 (continued)

1	Segment information (continued)

(b)	Segment results (continued)

Consolidated entity	Research & Development	HyperImmune Products	Unallocated Corporate	Total
2017	$	$	$	$

Segment revenue & other income
Revenue from external customers	—	1,396,197	—	1,396,197
R&D tax concession refund	1,575,315	—	—	1,575,315
Interest income	—	—	8,386	8,386
Other income	25,000	5,672	—	30,672
Total Segment revenue & other income	1,600,315	1,401,869	8,386	3,010,570

Segment expenses
Depreciation	—	—	(4,922)	(4,922)
Finance fee costs	—	—	(24,483)	(24,483)
Share-based payments	(188,481)	—	(334,184)	(522,665)
Other operating expenses	(4,805,874)	(1,017,169)	(3,439,611)	(9,262,654)
Total segment expenses	(4,994,355)	(1,017,169)	(3,803,200)	(9,814,724)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(3,394,040)	384,700	(3,794,814)	(6,804,154)

Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total assets	1,498,112	2,585,755	4,202,624	8,286,491

Liabilities
Segment liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)
Total liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)

(c)	Information on major customers

During the years ended 30 June 2018 and 2017, the Group had the following major customers (and their respective contribution to the Group’s total revenue):

	2018	2017
Customer A	31%	13%
Customer B	25%	34%
Customer C	12%	15%
Customer D	10%	15%
Customer E	*	10%

* Less than 10% of revenue for the respective year.

No other single customers contributed 10% or more to the Group’s revenue for all periods.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

 (continued)

2	Revenue and other income

The Company derives the following types of revenue:

	Consolidated entity
	2018	2017
	$	$
Revenue from operating activities
Sales of good	2,000,832	1,565,319
Less: discounts and rebates	(157,923)	(169,122)
Total revenue from operating activities	1,842,909	1,396,197

Other income
Interest income	1,238	8,386
R&D tax concession refund	1,849,123	1,575,315
Other income	40	30,672
Total other income	1,850,401	1,614,373

3 Expenses

	Consolidated entity
	2018	2017
	$	$
Consulting, employee and director
Wages and salaries expenses	885,197	905,819
Superannuation and other employee related expenses	153,795	39,664
Director expenses	285,331	221,373
Share-based payments	59,975	522,665
Total consulting, employee and director expenses	1,384,298	1,689,521

Other corporate administration
Audit and accounting fees	222,973	146,007
Legal fees	11,513	—
Insurances	277,888	150,502
Foreign exchange (gain) / losses	(258,767)	238,985
Corporate administration costs	1,082,909	846,315
Total corporate administration expenses	1,336,516	1,381,809

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

 (continued)

4	Income tax expense

(a)	Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated entity
	2018	2017
	$	$
Profit from continuing operations before income tax expense	(3,010,929)	(6,804,154)
Tax at the Australian tax rate of 27.5% (2017 - 27.5%)	(828,005)	(1,871,142)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible amounts associated with R&D rebates	(508,509)	(433,212)
Non-allowable expenses	796,398	1,681,990
Deferred tax assets relating to tax losses not recognised	540,116	622,364
Income tax expense	—	—

The Company has estimated total tax losses of $ 35,299,886 (2017: $34,759,770), representing a Deferred Tax Asset of $9,707,469 at 27.5% (2017: $9,558,937 at 27.5%) that has not been recognised in the Financial Statements.

5	Financial assets and financial liabilities

(a)	Cash and cash equivalents

	Consolidated entity
	2018	2017
	$	$
Current assets
Cash at bank and in hand	4,727,430	3,994,924

(b)	Trade and other receivables

		Consolidated entity
		2018	2017
	Notes	$	$
Trade receivables		492,276	270,125
Accrued income	5(b)(i)	1,191,029	1,498,112
		1,683,305	1,768,237

All trade and other receivables are non-interest bearings. For further detail please refer to Note 11.

(i)	Accrued income

Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

 (continued)

5	Financial assets and financial liabilities (continued)

(c)	Trade and other payables

	Consolidated entity
	2018	2017
	$	$
Current liabilities
Trade payables	216,938	699,530
Accrued expenses	435,280	568,988
Other payables	37,108	21,871
	689,326	1,290,389

(d)	Other financial liabilities

	Consolidated entity
	2018	2017
	$	$
Secured
Borrowings[1]	—	139,864
Total Borrowings	—	139,864

Convertible notes[2]	—	226,000
Total Convertible Note	—	226,000

Total borrowings	—	365,864

(1)	Borrowings

The Company has financed A$162,457 for its insurance policies during the year ended June 30, 2017. Principal and interest (A$8,561) is to be repaid monthly by Immuron over a 11 month term. During the financial year 2018, the outstanding borrowings were repaid by the Company.

(2)	Convertible note

On 17 February 2016, the Company secured AUD$1,700,000 in funding with a New York-based Investment Fund. The facility was being used to fund the immediate start of the clinical phase for IMM-529 in Clostridium difficile.

The investment was structured in 3 tranches with a mix of equity financing and convertible securities:

•	Tranche #1 - AUD$100,000 private placement of securities plus a AUD$600,000 repayable Convertible Note with AUD$78,000 finance charge;

•	Tranche #2 - 45 days after issuance of the tranche 1, the Company has the right to call a second Tranche as per Tranche 1 terms.

•	Tranche #3 - by mutual consent, AUD$339,000 Face Value repayable Convertible Note issued on same terms as Tranche 1 and 2. Tranche #3 has not been issued as of the issuance date of the consolidated financial statements.

The Convertible Notes are repayable monthly over an 18 month period with each repayment to be settled at Immuron’s discretion by:

•	the issuance of new shares at a 10% discount to a 5 Day Volume Weighted Average Price (VWAP) over the 20 trading days immediately prior to a repayment due date; or

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

 (continued)

5	Financial assets and financial liabilities (continued)

(d)	Other financial liabilities (continued)

•	cash repayment plus a 2.5% premium to the repayment amount.

Immuron repaid AUD$902,117 in cash during the 2017 financial year.

Due to the Capital Raising that was closed on 7 July 2016, Immuron has executed its commitment to shareholders and will repay all future obligations pertaining to the Convertible Note in cash, rather than via the issuance of new securities.

During the financial year 2018, the balance of the outstanding convertible note as at 30 June 2017 was repaid during July 2017 and August 2017 with the liability being fully extinguished by 10 September 2017.

6	Inventories

	Consolidated entity
	2018	2017
	$	$
Raw materials - Colostrum	198,585	1,793,882
Work in progress	33,625	48,425
Finished goods - Travelan and Protectyn	265,692	357,478
Prepaid inventory	—	136,342
Total of inventories classified under current asset	497,902	2,336,127

	Consolidated entity
	2018	2017
	$	$
Raw materials - Colostrum	2,171,867	—
Total of inventories classified under non-current asset	2,171,867	—

As certain raw materials held by the Company at 30 June 2018 may approach their expiration date for clinical use in the future, management has alternative options to utilise these inventories for R&D, or sale as non-clinical products.

There was a $163,600 impairment of inventories recognised during financial year 2018 (2017: $136,494) for stock obsolescence in the Statement of Profit or Loss and Other Comprehensive Income.

At 30 June 2017, management classified the inventory as a current asset as it was expected and assessed that it would be sellable in the next 12 months based on the combination of sales to an alternative market for the Colostrum powder, as well as forecasted manufacturing quantities. At 30 June 2018, management has reassessed the classification of inventory on the basis that the product has been clinically tested to have a longer shelf life and it is unlikely that the Colostrum powder will be sold to an alternative market. During the current financial period, management have performed an assessment on its raw materials and its utilisation within 12 months from reporting date and have determined $198,585 of raw materials relating to Colostrum will be consumed within 12 months and remaining balance of $2,171,867 will be consumed after 12 months from reporting date.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

 (continued)

7	Non-financial assets and liabilities

(a)	Other non-financial assets

	Consolidated entity
	2018	2017
	$	$
Current assets
Prepayments	141,800	168,366
	141,800	168,366

8	Equity

(a)	Contributed equity

	2018	2017	2018	2017
	Shares	Shares	$	$
Ordinary shares
Ordinary shares - fully paid	142,778,206	130,041,417	58,372,043	53,632,995
Total share capital	142,778,206	130,041,417	58,372,043	53,632,995

(i)	Movements in ordinary share:

	Notes	Number of shares	$
Opening balance 1 July 2016		80,099,646	45,633,354
Share issued during the year[2]		49,941,771	9,965,323
Transactions costs		—	(2,037,557)
Exercise of options - transfer from reserve		—	71,875
Balance 30 June 2017		130,041,417	53,632,995
Share issued during the year[1]		14,736,789	5,472,200
Transactions costs		—	(733,152)
Cancellation of Shares		(2,000,000)	—
Balance 30 June 2018		142,778,206	58,372,043

1During the year ended 30 June 2018, the Company issued the following ordinary shares:

Date	Details	No.	Issue price $	Total value $
28 July 2017	Issue of Equity for the repayment of Sea Otter 16th payment of Convertible Note	399,045	$0.19	75,333
13 November 2017	Issue of Shares to Grandlodge - Issue of Shares to Grandlodge	875,000	$0.16	140,000
15 March 2018	Private Placement to US Investment Fund	13,162,744	$0.39	5,161,585
15 March 2018	Exercise of NASDAQ Warrants (IMRNW)	300,000	$0.32	95,282
		14,736,789		5,472,200

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

8	Equity (continued)

(a)	Contributed equity (continued)

2During the year ended 30 June 2017 the Company issued the following ordinary shares:

Date	Details	No.	Issue price	Total value
			$	$
7 July 2016	Right issue*	18,045,512	—	—
7 July 2016	Right issue	3,275,466	0.250	818,867
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	0.250	992,229
2 December 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.245	61,710
9 June 2017	Shares issued on NASDAQ (equivalent to 610,000 ADSs)**	24,400,000	0.332	8,092,517
		49,941,771		9,965,323

*As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the $4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

**Grandlodge participated in the NASDAQ IPO and acquired 32,707 ADRs and 32,707 warrants over ADRs (1 ADR = 40 ordinary shares).

(b)	Other reserves

The following table shows a breakdown of the Statement of Financial Position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Options over fully paid ordinary shares
Consolidated entity	No. of options	Amount $	Foreign currency translation reserve $	Total $

Balance at 1 July 2016	9,937,629	2,132,301	(3,735)	2,128,566
Options/warrants issued during the year	56,002,894	136,784	—	136,784
Expense of vested options	—	333,950	—	333,950
Lapse of unexercised options	(2,250,000)	(168,900)	—	(168,900)
Other comprehensive income for the period	—	—	40,017	40,017
At 30 June 2017	63,690,523	2,434,135	36,282	2,470,417

Balance at 1 July 2017	63,690,523	2,434,135	36,282	2,470,417
Options issued during the year	8,424,157	156,392	—	156,392
Options exercised during the year	(300,000)	—	—	—
Options expensed	—	59,975	—	59,975
Lapse of unexercised options	(465,500)	(463)	—	(463)
Other comprehensive income for the period	—	—	(79,599)	(79,599)
At 30 June 2018	71,349,180	2,650,039	(43,317)	2,606,722

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

8	Equity (continued)

(b)	Other reserves (continued)

During the year ended 30 June 2018, the Company issued the following options:

Date	Details	No.	Issue price* $	Total value $
15 March 2018	Issue of options- Free-attaching 3 options for every 5 new shares as a part of the capital raise	7,897,647	—	—
15 March 2018	Issue of options - Broker shares as part of placement fee	526,510	$0.30	156,392
		8,424,157		156,392

As a part of the capital raise in March 2018, free attaching 3 options for every 5 shares were issued. Additionally, options were issued to the broker as part of the placement cost.

*Issue price has been rounded for presentation of this report.

During the year ended 30 June 2017, the Company issued the following options:

Date	Details	No.	Issue price*	Total value
			$	$
7 July 2016	Right issue**	18,045,512	—	—
7 July 2016	Right issue	3,275,466	—	—
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	—	—
9 December 2016	Unlisted options in lieu of services	200,000	0.143	28,620
9 June 2017	Options issued to cover equivalent of 610,000 warrants on issue with NASDAQ	24,400,000	0.00033	8,101
9 June 2017	Options to be issued to cover equivalent of 35,075 warrants with NASDAQ	1,403,000	0.00033	463
13 June 2017	Options issued to cover equivalent of 91,500 warrants on issue with NASDAQ	3,660,000	0.00033	1,215
22 June 2017	Unlisted options in lieu of services	1,050,000	0.094	98,385
		56,002,894		136,784

*Issue price has been rounded for presentation of this report.

**As at 30 June 2016, the Company was committed to issue 18,045,512 options in relation to the $4,511,378 received in capital raising. These options were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these options were issued to Grandlodge on the same terms and conditions as all other subscribers.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. During the Annual General Meeting in 2018, the shareholders approved the issuance of the options to Ravi Savarirayan.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

9	Cash flow information

(a)	Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated entity
	2018 $	2017 $
Profit for the period
Adjustment for	(3,010,929)	(6,804,154)
Add depreciation expense	5,047	4,922
Add back share based payments expense	242,950	522,665
Add change in fair value and interest accrued on borrowings	—	8,561
Change in operating assets and liabilities:
Decrease in trade debtors and other receivables	84,932	7,396
(Increase) in inventories	(333,642)	(280,060)
(Increase) decrease in other operating assets	26,561	69,034
(Decrease) in trade creditors	(620,202)	(559,452)
Increase (decrease) in other provisions	77,839	—
Net cash inflow (outflow) from operating activities	(3,527,444)	(7,031,088)

10	Critical estimates and judgements

Management evaluates estimates and judgments incorporated into the financial statements based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events are based on current trends and economic data, obtained both externally and within the group.

(a)	Significant estimates and judgements

●	Share-based payments:

The value attributed to share options and remunerations shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value of volatility of the price of the underlying shares. Refer to note 17 for more details.

●	Impairment of inventories:

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affects obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company.

●	Provision for employee benefits:

Provision for employee benefits represents amounts accrued for annual leave and long service leave.

The current portion for this provision includes the total amount accrued for annual leave entitlements and the amounts accrued for long service leave entitlements that have vested due to employees having completed the required period of service. Refer to note 21(c) for policies on provisions.

●	R&D tax incentive:

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2018 the Group has recorded in other income of $1,849,123 (2017: $1,575,315) to recognise this amount which relates to this financial year.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

10	Critical estimates and judgements (continued)

(a)	Significant estimates and judgements (continued)

●	Inventory split:

During the current financial period, management have performed an assessment on its raw materials and its utilisation within 12 months from reporting date and have determined $198,585 of raw materials relating to Colostrum expected to be consumed with 12 months and remaining balance of $2,171,867 expected to be consumed after 12 months from reporting date.

11	Financial risk management

(a)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables and trade and other payables, borrowing and Convertible note:

	Consolidated entity
	2018 $	2017 $
Cash and cash equivalents	4,727,430	3,994,924
Trade and other receivables	492,276	270,125
Trade and other payables	689,326	1,290,389
Borrowings	—	139,864
Convertible notes	—	(226,000)
	5,909,032	5,469,302

The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying amounts largely due to being liquid assets and payables will be settled within 12 months.

(b)	Risk management policy

The Board is responsible for overseeing the establishment and implementation of the risk management system, and reviews and assesses the effectiveness of the Company’s implementation of that system on a regular basis.

The Board and Senior Management identify the general areas of risk and their impact on the activities of the Company, with Management performing a regular review of:

●	the major risks that occur within the business;

●	the degree of risk involved;

●	the current approach to managing the risk; and

●	if appropriate, determine:

●	any inadequacies of the current approach; and

●	possible new approaches that more efficiently and effectively address the risk.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimised in a cost effective manner.

(c)	Significant accounting policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis for measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 21 to the financial statements.

The carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables and financial liabilities represents their fair values determined in accordance with the accounting policies disclosed in Note 21.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

11	Financial risk management (continued)

(d)	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value.

In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 8(a) and 8(b).

By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

(i)	Financial risk management

The main risks the Company is exposed to through its operations are interest rate risk, foreign exchange risk, credit risk and liquidity risk.

(ii)	Interest rate risk

The Company is exposed to interest rate risks via the cash and cash equivalents and borrowings that it holds. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates. The objective of managing interest rate risk is to minimise the Company’s exposure to fluctuations in interest rate that might impact its interest revenue and cash flow.

Interest rate risk is considered when placing funds on term deposits. The Company considers the reduced interest rate received by retaining cash and cash equivalents in the Company’s operating account compared to placing funds into a term deposit. This consideration also takes into account the costs associated with breaking a term deposit should early access to cash and cash equivalents be required.

There has been no change to the Company’s exposure to interest rate risk or the manner in which it manages and measures its risk in the year ended 30 June 2018.

(iii)	Foreign currency risk

The Company is exposed to foreign currency risk via the trade and other receivables and trade and other payables that it holds. Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company aims to take a conservative position in relation to foreign currency risk hedging when budgeting for overseas expenditure however, the Company does not have a policy to hedge overseas payments or receivables as they are highly variable in amount and timing, due to the reliance on activities carried out by overseas entities and their billing cycle.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

11	Financial risk management (continued)

(d)	Capital risk management (continued)

The following financial assets and liabilities are subject to foreign currency risk:

	Consolidated entity
	2018 $	2017 $
Cash and cash equivalent (AUD/USD)	4,222,310	2,770,682
Trade and other receivable (AUD/USD)	161,138	126,207
Trade and other payables (AUD/USD)	57,667	502,651
Trade and other payables (AUD/ISL)	4,320	20,489

Foreign currency risk is measured by regular review of cash forecasts, monitoring the dollar amount and currencies that payment are anticipated to be paid in. The Company also considers the market fluctuations in relevant currencies to determine the level of exposure. If the level of exposure is considered by Management to be too high, then Management has authority to take steps to reduce the risk.

Steps to reduce risk may include the acquisition of foreign currency ahead of the anticipated due date of an invoice, or may include negotiations with suppliers to make payment in our functional currency, or may include holding receipted foreign currency funds in a foreign currency denominated bank account to make future payments denominated in that same currency. Should Management determine that the Company consider taking out a hedge to reduce the foreign currency risk, they would need to seek Board approval.

The Company conducts some activities outside of Australia which exposes it to transactional currency movements, where the Company is required to pay in a currency other than its functional currency.

There has been no change in the manner the Company manages and measures its risk in the year ended 30 June 2018.

The Company is exposed to fluctuations in the United States dollars and Israeli Shekel. Analysis is conducted on a currency by currency basis using sensitivity variables.

The Company has conducted a sensitivity analysis of the Company’s exposure to foreign currency risk. The analysis shows that if the Company’s exposure to foreign currency risk was to fluctuate as disclosed below and all other variables had remained constant, then the foreign currency sensitivity impact on the Company’s loss after tax and equity would be as follows:

	Consolidated entity
	2018 (Higher) / Lower	2017 (Higher) / Lower
	$	$
AUD/USD: 2018 + 11.00% (2017: + 8.00%)	6,343	35,186
AUD/USD: 2018 - 11.00% (2017: - 8.00%)	(6,343)	(35,186)
AUD/ISL: 2017 + 7.00% (2017: + 11.00%)	302	2,254
AUD/ISL: 2017 - 7.00% (2017: - 11.00%)	(302)	(2,254)

(iv)	Credit risk

The Company is exposed to credit risk via its cash and cash equivalents and trade and other receivables. Credit risk is the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Company. To reduce risk exposure for the Company’s cash and cash equivalents, it places them with high credit quality financial institutions.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

11	Financial risk management (continued)

(d)	Capital risk management (continued)

The use of 11% was determined based on the analysis of AUD and USD change on an absolute value basis, between July 2017 and June 2018. The average change of these currencies within this period was approximately 11%.

The use of 7% was determined based on the analysis of AUD and ISL change on an absolute value basis, between July 2017 and June 2018. The average change of these currencies within this period was approximately 7%.

The Company has a policy that limits the credit exposure to customers and regularly monitors its credit exposure. The Board believes that the Company does not have significant credit risk at this time in respect of its trade and other receivables. Regarding customers with over 30-day debt balance, management has maintained on-going communication with relevant counter parties in regard of repayment schedule, and concluded that there have been no changes to the initial assessment of credit risk.

The Company has analysed its trade and other receivables below:

Consolidated entity	0 - 30 days AUD$	31 - 60 days AUD$	61 - 90 days AUD$	90 + days AUD$	Total AUD$
2018
Trade and other receivables	250,806	122,890	106,494	11,986	492,276
2017
Trade and other receivables	173,248	33,731	419	62,727	270,125

(v)	Liquidity risk

The Company is exposed to liquidity risk via its financial liabilities and its recurring and projected losses.

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet the commitments associated with its financial instruments. Responsibility for liquidity risk rests with the Board who manage liquidity risk by monitoring undiscounted cash flow forecasts and actual cash flows provided to them by the Company’s Management at Board meetings to ensure that the Company continues to be able to meet its debts as and when they fall due.

Contracts are not entered into unless the Board believes that there is sufficient cash flow to fund the additional activity. The Board considers when reviewing its undiscounted cash flow forecasts whether the Company needs to raise additional funding from the equity markets.

The Company has analysed its financial liabilities below:

Consolidated entity	0 - 30 days AUD$	31 - 60 days AUD$	61 - 90 days AUD$	90 + days AUD$	Total AUD$
2018
Trade and other payables	216,938	—	—	—	216,938
2017
Trade and other payables	446,693	102,546	72,052	77,395	1,326,562
Borrowings	—	—	—	—	139,864
Convertible note	—	—	—	—	226,000
Total	446,693	102,546	72,052	77,395	1,692,426

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

11	Financial risk management (continued)

(d)	Capital risk management (continued)

As at 30 June 2018, the Company maintained a cash and cash equivalents balance of AUD$4,727,430. Additionally, the Company also recognised a total of AUD$1,683,305 in receivables, which will be received in the near future. On this basis, even though the Company has been in loss making position historically, management is satisfied that the Company is a going concern and are of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in the Consolidated Statement of Financial Position at 30 June 2018.

12	Interests in other entities

(a)	Subsidiaries

The Company’s subsidiaries at 30 June 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

	Place of business/ country of incorporation
Name of entity		Ownership interest held by the Company
		2018%	2017%
Immuron Inc.	USA	100.0	100.0
Anadis EPS Pty Ltd	Australia	100.0	100.0
IMC Canada Limited*	Canada	100.0	—

*Incorporated on April 12, 2018.

These companies are wholly owned subsidiary of Immuron Limited and was formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust. All costs associated with the operations of this company are borne by Immuron Limited. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

13	Contingent liabilities and contingent assets

As at June 30, 2018, there were no contingent liabilities and assets of the Company.

14	Commitments

(a)	Non-cancellable operating leases

Consolidated entity
2018 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	19,470
Later than one year but not later than five years	—
19,470

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

14	Commitments (continued)

(a)	Non-cancellable operating leases (continued)

The property lease is a non-cancellable lease with a 3 year term, with rent payable monthly in advance. The minimum lease payments shall be increased by CPI per annum. An option exists to renew the lease at the end of the 3 year term for an additional term of 3 years. The current lease period expires in December 2018.

The Group has recognised $38,917 and $46,082, of rental expenses in its consolidated statement of profit or loss and other comprehensive income for the year 2018 and 2017, respectively, as other corporate administration expense.

15	Events occurring after the reporting period

On 29 June 2018, the Company announced to the market two major changes to the board. Effective 01 July, 2018, the Company appointed a non-executive director, Mr. Richard J Berman and the resignation of the joint company secretary Mr. Peter Vaughan.

On 1 July 2018, the Company issued 1,000,000 unlisted employee stock options to a key management personnel, Dr. Jerry Kanellos.

On 1 July 2018, the Company granted 2,000,000 unlisted options to Mr. Richard J Berman, subject to the shareholder approval.

On 11 July 2018, the Company announced that the European Patent Office (EPO) has decided to grant a patent for the use of composition for the treatment of Non-alcoholic steatohepatitis (NASH). This patent (EPO Grant No. 2424890) is entitled “Anti-LPS enriched immunoglobulin preparations for the treatment and/or prophylaxis of a pathologic disorder”). This patent is due to Expire in April 2030, with potential for supplementary protection and extension of this monopoly.

On 16 July 2018, the Company announced an update towards the research collaboration with the US Department of Defense Research going ahead. Studies were commissioned by the US Department of Defense to evaluate Travelan®’s ability to neutralise pathogenic bacteria of interest, including Campylobacter, ETEC and Shigella.

No other matter or circumstances has arisen since 30 June 2018 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

16	Related party transactions

(a)	Key management personnel compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

16 Related party transactions (continued)

(a) Key management personnel compensation (continued)

The Directors of Immuron Limited during the year ended 30 June 2018 were:

The following persons held office as Directors of Immuron Limited during the financial year:

- Dr. Roger Aston, Independent non-executive chairman

- Mr. Daniel Pollock, Independent non-executive director

- Mr. Stephen Anastasiou, Independent non-executive director

- Mr. Peter Anastasiou, Executive vice chairman

- Prof. Ravi Savarirayan, Independent non-executive director

- Mr. Richard J Berman, Independent non-executive director (appointed 1 July 2018)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes during the financial year end 30 June 2018:

- Dr. Jerry Kanellos, Interim Chief Executive Officer (CEO), (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)

- Mr. Thomas Liquard, Chief Executive Officer (CEO), (resigned 3 August 2017)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	Consolidated entity
	2018 $	2017 $
Short-term employee benefits	570,256	681,666
Post-employment benefits	32,087	25,947
Share-based payments	59,975	353,670
	662,318	1,061,283

Detailed remuneration disclosures are provided in the audited remuneration report on pages 18 to 27.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

16 Related party transactions (continued)

(b) Transactions with other related parties

The following transactions occurred with related parties:

Short-term loan from Grandlodge Capital Pty Ltd:	30 June 2018	30 June 2017
Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities.

On 1 December 2015, 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreement with Grandlodge for a principle amount of $1,000,000 (interest rate 13%), $750,000 (interest rate 15%) and $500,000 (interest rate 15%) respectively.

The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company’s eligible R&D expenditure incurred for financial year of 2016 and 2017.

Loan from December 2016, June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 10 February 2016, 2 December 2016 and 23 June 2017, respectively. Interest expense was approximately $57,000 and $31,000 for the years ended 30 June 2017 and 2016, respectively. In addition, the Company incurred approximately $35,000 of loan fees for the year ended 30 June 2016.
Total paid by the Company to Grandlodge Pty Ltd during the year:	$Nil	$1,329,007
At year end the Company owed Grandlodge Pty Ltd:	Nil	$Nil

Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:	30 June 2018	30 June 2017
Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.
Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	$Nil	$Nil
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	$33,020	$35,792
At year end the Company owed Wattle Laboratories Pty Ltd:	$Nil	$Nil

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

16 Related party transactions (continued)

(b) Transactions with other related parties (continued)

Service rendered by Grandlodge Pty Ltd to Immuron Ltd:	30 June 2018	30 June 2017
Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment.

The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.
Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	$140,000	$Nil
Total paid by the Company to Grandlodge Pty Ltd during the year:	$Nil	$Nil
At year end the Company owed Grandlodge Pty Ltd:	$35,000	$105,000

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

16  Related party transactions (continued)

(b) Transactions with other related parties (continued)

Service rendered by Great Accommodation Pty Ltd to Immuron Ltd:	30 June 2018	30 June 2017
During the current financial year, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD $500,000 at an interest rate of 15% per annum and a AUD $15,000 establishment fee. The loan was repaid on 12 February 2018.
Service fees paid to Great Accommodation Pty Ltd during the year through the issue of equity:	$Nil	$Nil
Total paid by the Company to Great Accommodation Pty Ltd during the year:	$520,342	$Nil
At year end the Company owed Great Accommodation Pty Ltd:	$Nil	$Nil

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

17 Share-based payments

Executives and consultants may be provided with longer-term incentives through the Company’s Employee Share and Option Plan (ESOP), to allow the executives and consultants to participate in, and benefit from, the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term.

(a) Options issued under ESOP

The following table illustrates the number and weighted average exercise price of and movement in share options issued under the scheme during the year:

	2018		2017
Consolidated entity	Weighted Average exercise price per share	Number of	Weighted Average exercise price per share	Number of
	option	options	option	options
As at 1 July	0.55	1,312,500	1.56	1,062,500
Granted during the year	—	—	0.50	1,250,000
Lapse of unexercised options	—	—	0.50	(1,000,000)
As at 30 June	0.55	1,312,500	0.55	1,312,500
Vested and exercisable at 30 June	0.55	1,312,500	0.55	1,312,500

The options outstanding at 30 June 2018 have a weighted average remaining contractual life of 1.39 years (2017: 1.39 years) and exercise prices ranging from $0.50 to $1.56 (2017: from $0.50 to $1.56).

(b) Options issued to directors

The following table illustrates the number and weighted average exercise price of and movement in share options issued to directors during the year:

	2018		2017
Consolidated entity	Weighted Average exercise price per share	Number of	Weighted Average exercise price per share	Number of
	option	options	option	options
As at 1 July	0.50	6,000,000	0.46	7,000,000
Lapse of unexercised options	—	—	0.46	(1,000,000)
As at 30 June	0.50	6,000,000	0.50	6,000,000
Vested and exercisable at 30 June	0.50	6,000,000	0.50	5,000,000

The options outstanding at 30 June 2018 have a weighted average remaining contractual life of 2.41 years (2017: 2.41 years) and exercise price of $0.50 (2017: $0.50).

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

17 Share-based payments (continued)

(c) Other options/warrants issued

The following table illustrates the number and weighted average exercise price of and movement in share options issued to other parties during the year:

	2018		2017
Consolidated entity	Average exercise price per share	Number of	Average exercise price per share	Number of
	option	options	option	options
As at 1 July	0.43	56,378,023	0.56	1,875,129
Granted during the year	0.47	8,424,157	0.43	54,752,894
Exercised during the year	1.55	(300,000)	—	—
Lapse of unexercised options	—	(465,000)	0.46	(250,000)
As at 30 June	0.47	64,036,680	0.44	56,378,023
Vested and exercisable at 30 June	0.47	64,036,680	0.44	56,378,023

The options outstanding at 30 June 2018 have a weighted average remaining contractual life of 4.589 years (2017: 3.57 years) and exercise prices ranging from $0.30 to $1.94 (2017:from $0.30 to $1.944).

(d) Vesting terms of options

The following summarises information about options held by employees, directors and third parties as at 30 June 2018:

Grant date	Number of options	Vesting conditions	Expiry date	Exercise price $
29-Jun-12	14,493	Nil	30-Nov-21	1.944
29-Jun-12	29,668	Nil	17-Jan-22	1.876
3-Mar-14	15,380	Nil	28-Feb-19	1.892
29-May-14	140,056	Nil	28-May-19	0.300
27-Nov-15	6,000,000	See below	27-Nov-19	0.500
18-Feb-16	1,000,000	Nil	24-Feb-19	0.570
31-May-16	425,532	Nil	27-Nov-19	0.500
7-Jul-16	25,289,894	Nil	30-Nov-19	0.550
9-Dec-16	200,000	Nil	27-Nov-19	0.500
9-Jun-17	24,400,000	Nil	13-Jun-22	0.326
13-Jun-17	3,660,000	Nil	13-Jun-22	0.326
22-Jun-17	1,050,000	Nil	1-Oct-18	0.500
22-Jun-17	1,000,000	Nil	27-Nov-19	0.500
15-Mar-18	7,897,647	Nil	15-Mar-23	0.468
15-Mar-18	526,510	Nil	15-Mar-23	0.585

(i)	November 2015 options

The options with an issue date of 27 November 2015, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $0.500. Options vest based on month of continuous services completed as per the following:

●	5,000,000 Options which vested on 6 August 2016 - subject to completion of 12 months’ continuous services as a Director of the Company

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

17 Share-based payments (continued)

(d) Vesting terms of options (continued)

●	1,000,000 Options which vested on 6 August 2017 - subject to completion of 24 months’ continuous services as a Director of the Company

(ii)	February 2016 options

The options with an issue date of 18 February 2016, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $0.570. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

(iii)	May 2016 options

The options with an issue date of 31 May 2016, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $0.500. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

(iv)	December 2016 options

Pursuant to an agreement entered between the Company and a consultant on 1 April 2015, the Company granted 200,000 options, which became vested and issued on 9 December 2016, and entitled the holder to purchase one ordinary share in Immuron Limited at an exercise price of AUD$0.500. These options were vested and issued following the successful completion of related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase IIb clinical trial.

(v)	June 2017 options

The options with various issue dates in June 2017, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price ranging from $0.326 to $0.500. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

*The above values has been adjusted for 40:1 share consolidation which was completed on 20 November 2014.

(e) Deemed valuation of options

The fair value of the options granted by the Company under the Company’s Executive Share and Option Plan (ESOP) is estimated as at the grant date using Black-Scholes model taking into account the terms and conditions upon which the options were granted.

(i)	December 2013 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	62%
Risk-free interest rate	3.03%
Expected life of option (years)	3.00
Option exercise price	$0.01
Weighted average share price at grant date	$0.01
Value per option	$0.1016 *

*The above values have been adjusted for 40:1 share consolidation which was completed on 20 November 2014.

(ii)	November 2015 options (Restated)

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

17 Share-based payments (continued)

(e) Deemed valuation of options (continued)

Vesting date	As per above
Dividend yield	—
Expected volatility	100%
Risk-free interest rate	2.11%
Expected life of option (years)	4.00
Option exercise price	$0.500
Weighted average share price at grant date	$0.465
Value per option	$0.3186

(iii) February 2016 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	97%
Risk-free interest rate	1.73%
Expected life of option (years)	3.00
Option exercise price	$0.570
Weighted average share price at grant date	$0.360
Value per option	$0.1856

(iv) May 2016 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	84%
Risk-free interest rate	2.11%
Expected life of option (years)	4.00
Option exercise price	$0.500
Weighted average share price at grant date	$0.410
Value per option	$0.235

(v) December 2016 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	100%
Risk-free interest rate	1.61%
Expected life of option (years)	3.17
Option exercise price	$0.500
Weighted average share price at grant date	$0.285
Value per option	$0.1431

(vi) June 2017 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

17 Share-based payments (continued)

(e) Deemed valuation of options (continued)

Vesting date	N/A
Dividend yield	—
Expected volatility	100%
Risk-free interest rate	1.69%
Expected life of option (years)	1.33
Option exercise price	$0.500
Weighted average share price at grant date	$0.315
Value per option	$0.0937

The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

18 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Parent entity, its related practices and non-related audit firms:

(a) Auditor firm

(i) Audit and other assurance services

	Consolidated entity
	2018	2017
	$	$
Audit and other assurance services
Audit and review of financial statements - Grant Thornton	145,706	—
Audit and review of financial statements - William Buck	—	41,600
Audit and review of financial statements - Marcum	—	91,175
Other assurance services
NASDAQ Listing services - Marcum	—	470,503
Total remuneration for audit and other assurance services	145,706	603,278

19 Loss per share

(a) Basic/diluted loss per share

	Consolidated entity
	2018	2017
	Cents	Cents
From continuing operations attributable to the ordinary equity holders of the company	(2.3)	(6.4)

(b) Diluted loss per share

	Consolidated entity
	2018	2017
	Cents	Cents
From continuing operations attributable to the ordinary equity holders of the company	(2.3)	(6.4)
Total diluted earnings per share attributable to the ordinary equity holders of the Company	(2.3)	(6.4)

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

19 Loss per share (continued)

(c) Reconciliation of earnings used in calculating loss pershare

	Consolidated entity
	2018	2017
	$	$

Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted loss per share:	(3,010,929)	(6,804,154)

(d)	Weighted average number of shares used as the denominator

	Consolidated entity
	2018	2017
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic/diluted loss per share	133,660,556	105,866,110

The Company is currently in a loss making position any thus the impact of any potential shares is concluded as anti-dilutive which includes the company’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

20   Parent entity financial information

(a)   Summary financial information

The individual financial statements for the Parent entity show the following aggregate amounts:

	2018	2017
	$	$

Balance sheet
Current assets	4,582,342	8,211,562
Non-current assets	4,481,439	1,659,635
Total assets	9,063,781	9,871,197
Current liabilities	758,373	1,707,924
Non-current liabilities	7,634	—
Total Liabilities	766,007	—

Shareholders’ equity
Issued capital	58,372,043	53,632,996
Reserves	2,650,038	2,434,135
Retained earnings	(52,724,307)	(47,903,858)

	8,297,774	5,729,138

Profit or loss for the period	(4,820,448)	(6,039,941)

(b) Contingent liabilities of the parent entity

The Parent entity did not have any contingent liabilities as at 30 June 2018 or 30 June 2017. For information about guarantees given by the Parent entity, please see above.

(c) Determining the parent entity financial information

The financial information for the Parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

20 Parent entity financial information (continued)

(c) Determining the parent entity financial information (continued)

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of Immuron Limited.

(ii) Tax consolidation legislation

Immuron Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, Immuron Limited, and the controlled entities in the tax consolidated Company account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Company continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Immuron Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Company.

21 Summary of significant accounting policies

(a) Corporate Information

The consolidated financial statements Immuron Limited (‘the Company’) and the entities it controlled for the year ended 30 June 2018 was authorised for issue in accordance with a resolution of the Directors on September 27, 2018.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and NASDAQ.

The principal activity of the Company is a product development driven biopharmaceutical Company focused on the research and development of polyclonal antibodies for the treatment and prevention of major diseases.

(b) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of Australian Accounting Standards (“AAS’s”), required for a for-profit entity.

The financial report has been prepared on an accruals basis and is based primarily on historical costs. The financial report is presented in Australian dollars, which is the Company’s functional and presentation currency. All values are rounded to the nearest dollar unless otherwise stated.

Management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(b) Basis of preparation (continued)

(i) Compliance with Australian Accounting Standards

The consolidated financial statements of the Immuron Limited Company comply with Australian Accounting Standards as issued by the Australian Accounting Standards Board (AASB).

(ii) Compliance with IFRS

The consolidated financial statements of Immuron Limited also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(iii) New and amended standards adopted by the Company

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by the Company for the annual reporting period ending 30 June 2018 are outlined in the table below.

Standard	Mandatory date for annual reporting periods (beginning on or after)	Reporting period standard adopted by the company
AASB 9 Financial Instruments and related standards	1 January 2018	1 July 2018
AASB 15 Revenue from Contracts with Customers and AASB 2014-5 Amendments to Australian. Accounting Standards arising from AASB 15	1 January 2018	1 July 2018
AASB 2016-3 Amendments to Australian Accounting Standards - Clarifications to AASB 15	1 January 2018	1 July 2018
AASB 2016-5 Amendments to Australian Accounting Standards - Classification and Measurement of Share-based Payment Transactions	1 January 2018	1 July 2018
Interpretation 23 Uncertainty over Income Tax Treatments	1 January 2019	1 July 2019
AASB 16 - Leases	1 January 2019	1 July 2019

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 reporting periods and have not been early adopted by the Company. The Company’s assessment of the impact of these new standards and interpretations is set out below.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(b) Basis of preparation (continued)

Title of standard	Nature of change	Impact	Mandatory application date
AASB 9 Financial Instruments	AASB 9 introduces new requirements for the classification and measurement of financial assets and liabilities and includes a forward-looking ‘expected loss’ impairment model and a substantially-changed approach to hedge accounting. These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139.	Although management anticipate that the adoption of AASB 9 will impact the Group’s financial statements, management have determined that the impact to the accounts will be immaterial.	Accounting periods beginning on or after 1 January 2018
AASB 15 Revenue from Contracts with Customers	AASB 15 − replaces AASB 118 Revenue, AASB 111 Construction Contracts and some revenue-related Interpretations − establishes a new revenue recognition model − changes the basis for deciding whether revenue is to be recognised over time or at a point in time − provides new and more detailed guidance on specific topics (e.g. multiple element arrangements, variable pricing, rights of return, warranties and licensing) − expands and improves disclosures about revenue.	Management has yet to perform a detailed analysis, however based on their preliminary assessment of the impact of AASB 15 on the recognition of revenue, they do not anticipate a material difference to how revenue has been recognised under the prevailing accounting standard.	Accounting periods beginning on or after 1 January 2018
AASB 16 Leases	AASB 16 − replaces AASB 117 Leases and some lease-related Interpretations − requires all leases to be accounted for ‘on-balance sheet’ by lessees, other than short-term and low value asset leases − provides new guidance on the application of the definition of lease and on sale and lease back accounting − largely retains the existing lessor accounting requirements in AASB 117− requires new and different disclosures about leases Interpretations.	Management has considered the recognition and measurement requirements of AASB16 in conjunction with the existing operating lease agreement between the Group and its suppliers. Based on this assessment management have concluded that there will be no material impact to the accounts.	Accounting periods beginning on or after 1 January 2019

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(c) Accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) referred to as ‘the Group’ in the financial statements. Control is achieved where the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

A list of controlled entities is contained in Note 12 to the financial statements. All controlled entities have a 30 June financial year-end.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity. Subsidiaries are accounted for at cost in the parent entity.

The results of subsidiaries acquired or disposed of during the year are included in profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Segment reporting

The Company determines and presents operating segments using the ‘management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (’CODM’). The CODM are responsible for the allocation of resources to operating segments and assessing their performance and provide the strategic direction and management oversight of the day to day activities of the entity in terms of monitoring results, providing approval for research and development expenditure decisions and challenging and approving strategic planning for the business.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the rates of exchange ruling at the date of each transaction. At reporting date, amounts outstanding in foreign currencies are translated into the functional currency using the rate of exchange ruling at the end of the financial year. Refer to Note 3 for the foreign currency gains and losses recognized during the periods.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss and other comprehensive income on a net basis within Corporate Administration Costs.

Immuron Inc., a subsidiary of the Group, has USD as its functional currency. Accordingly, this entity’s statement of comprehensive income and statement of financial position balances have been translated to the Group’s presentation currency (which is AUD$) at the reporting date. A gain arising from this translation of AUD$79,599 (2017: AUD$40,017) is recognized as Other Comprehensive Income for the year.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(c) Accounting policies (continued)

Revenue recognition (continued)

The Company recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described in Note 2. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

The following specific revenue criteria must be met before revenue is recognized:

(i) Sale of Goods

Significant risks and rewards of ownership of goods has passed to the buyer and an invoice for the goods or services is issued;

(ii) Other Income

• Interest income

Interest income is recognized using the effective interest rate method;

• R & D Tax Refund

Income is recognized in the year the research and development expenses were incurred.

The Company has worked with experienced advisors to improve its internal process on advanced findings of the R&D activities, which includes determining and evaluating the eligibility of R&D related expenditure to support its submission of the R&D Tax Refund claim.

• Other income

Other income is recognised when it is received or when the right to receive payment is established.

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs to be incurred are deferred or accrued such that they are recognized in the statement of profit or loss and other comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

Income tax

The income tax expense or revenue for the period is the tax payable or tax rebate receivable on the current period’s taxable income adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(c) Accounting policies (continued)

Income tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Cash and cash equivalents

For presentation purposes, cash and cash equivalents includes cash on hand.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payment (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognized in the statement of profit or loss and other comprehensive income.

Inventories

(i) Raw materials, work in progress and finished goods

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Where appropriate, cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads expenditure, the latter being allocated on the basis of normal operating capacity. The Company classifies inventory as a current asset as all amounts are held for the purpose of trading.

Costs are assigned to individual items of inventory on basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(c) Accounting policies (continued)

Plant and equipment (continued)

Depreciation on assets is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Plant & Equipment (3-15 years)

Computer Equipment (2-4 years)

Furniture & Fittings (3-15 years)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, annually.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement of profit or loss and other comprehensive income.

Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalized if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the statement of profit or loss and other comprehensive income as an expense as incurred.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, annual leave and long service leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the Statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(c) Accounting policies (continued)

Employee benefits (continued)

(iii) Retirement benefit obligations

Contributions to the defined contribution superannuation funds are recognized as an expense as they become payable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Share-based payments

Share-based compensation benefits may be provided through the issue of fully paid ordinary shares under the Immuron Employee Share and Option Plan. Options are also granted to employees and consultants in accordance with the terms of their respective employment and consultancy agreements. Any options granted are made in accordance with the terms of the Company’s Employee Share and Option Plan (ESOP).

The fair value of options granted under employment and consultancy agreements are recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognized in the statement of profit or loss and other comprehensive in come with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to contributed equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.

The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Benefits falling due more than 12 months after reporting date are discounted to present value.

Leases

Leases in which a significant portion of the risk and reward of ownership are not transferred to the Company as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of profit or loss and other comprehensive income on a straight-line basis over the period of the lease.

Borrowings

Generally, loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

21 Summary of significant accounting policies (continued)

(c) Accounting policies (continued)

Borrowings (continued)

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

Convertible notes are initially classified as a financial liability on the amortised cost basis until extinguished on conversion or redemption. Any increase in the liability die to the passage of time is recognised as a finance cost. The corresponding interest on convertible notes is expensed to the statement of profit or loss and other comprehensive income.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the full year, adjusted for bonus elements in ordinary shares issued during the full year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST recoverable or payable. The net amount of GST recoverable from, or payable to, the taxation authorities is included with other receivable or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flow arising from investing or financing activities which are recoverable for, or payable to, the taxation authorities are presented as operating cash flow.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Immuron Limited

Directors’ declaration

30 June 2018

In the consolidated opinion of the Directors of Immuron Limited:

(a)	the financial statements and notes set out on pages 29 to 67 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2018 and of its performance for the year ended on that date, and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

(c)	at the date of this declaration, there are reasonable grounds to believe that Immuron Limited will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

Note 21(b) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of Directors.

Dr. Roger Aston

Director

Melbourne

27 September 2018

Collins Square, Tower 1 727 Collins Street Melbourne VIC 3008 Correspondence to: GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222 F +61 3 8320 2200 E info.vic@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Immuron Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2018, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a     giving a true and fair view of the Group’s financial position as at 30 June 2018 and of its performance for the year ended on that date; and

b     complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Research and development tax rebate accrual – refer to Note 2, 5b & 10

Under the Research and Development (R&D) Tax Incentive scheme, the Group receives a 43.5% refundable tax offset of eligible expenditure if its turnover is less than $20 million per annum, provided it is not controlled by income tax exempt entities. An R&D plan is filed with AusIndustry in the following financial year, and based on this filing, the Group receives the incentive in cash. Management performed a detailed review of the Company’s total research and development expenditure to determine the potential claim under the R&D tax incentive legislation.

This area is a key audit matter due to the degree of judgement and interpretation of the R&D tax legislation required by management to assess the eligibility of the R&D expenditure under the scheme.

Our procedures included, amongst others:

●  Obtaining and reviewing management’s FY18 R&D calculations and assessing the reasonableness of assumptions utilised in the calculation;

●  Comparing the estimates made in previous years to the amount of cash actually received after lodgement of the R&D tax claim;

●  Comparing the nature of the R&D expenditure included in the current year estimate to the prior year estimate;

●  Considering the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to form a view about whether the expenses included in the estimate were likely to meet the eligibility criteria;

●  Comparing the eligible expenditure used to calculate the estimate against the expenditure recorded in the general ledger;

●  Inspecting copies of relevant correspondence with AusIndustry and the ATO related to the claims;

●  Testing the accuracy and validity of expenses included in the R&D tax incentive accrual by vouching to supporting documentation; and

●  Engaging with our R&D specialist to review the reasonableness of the calculation; and

●  Assessing the adequacy of financial statement disclosures.

Valuation of Inventory – refer to Note 6 & 10

At 30 June 2018, the Group held inventories of $2,669,769 on the consolidated statement of financial position, as disclosed in Note 6, which relates to finished product, work in progress and raw materials.

The audit of the valuation of inventories is a key audit matter because of the significance of the inventories balance at 30 June 2018 as well the judgement required in determining whether it is recorded at the lower of cost and net realisable value. The valuation of the inventories is assessed considering forecast inventory usage and sales and expiry dates of product.

Our procedures included, amongst others:

●  Obtaining management’s weighted average cost calculation and checking the accuracy of calculations;

●  Testing a sample of inventory items to assess the build-up of costs;

●  Reviewing management’s methodology and assumptions in quantifying stock obsolescence while considering expiry dates, as well as future sales levels;

●  Obtaining the report prepared by management’s expert to support the useful life of stock;

●  Assessing the qualification and independence of management’s expert and validating assumptions utilised within the report for reasonableness;

●  Testing a sample of product sales to assess whether the margin achieved was sufficient to support the recoverable amount of the inventory on hand; and

●  Assessing the adequacy of financial statement disclosures and accuracy of financial statement classification.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2018, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors’ for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 18 to 27 of the Directors’ report for the year ended 30 June 2018.

In our opinion, the Remuneration Report of Immuron Limited, for the year ended 30 June 2018 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 27 September 2018

Immuron Limited
Shareholder information
30 June 2018

The Shareholder information set out below was applicable as at 19 September 2018.

A.	Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares
Holding	No. of Holders	Total Units

1 - 1000	248	66,619
1,001 - 5,000	520	1,555,790
5,001 - 10,000	273	2,179,614
10,001 - 100,000	601	20,537,475
100,001 and over	188	118,438,708
	1,830	142,778,206

Unmarketable parcel	305	432

B. Equity security holders

Twenty largest quoted equity security holders

Name	Ordinary shares
	Number held	%

HSBC CUSTODY NOM AUST LTD*	13,544,344	9.49
CITICORP NOMINEES PTY LIMITED	12,606,927	8.83
GRANDLODGE PTY LTD	9,556,682	6.69
AUTHENTICS AUSTRALIA PTY LTD	8,624,999	6.04
ANASTASIOU PETER + K P*	2,907,236	2.04
INVERAREY PL	2,731,632	1.91
MR WILLIAM DAVID FRANK BIRD	2,506,000	1.76
INSYNC INV PL	2,500,000	1.75
ADVANCE CLINICAL SYSTEMS	2,296,874	1.61
MR STEPHEN ANASTASIOU &	2,035,371	1.43
ADVANCE PUBLICITY PTY LTD	2,000,000	1.40
MR DALE ANTHONY REED	1,800,000	1.26
MR KENNETH BIDDICK &	1,624,999	1.14
HAMBLETON STREET PTY LTD	1,575,000	1.10
MR DAVID ANTHONY PLUSH &	1,334,075	0.93
G & N LORD SUPER PL*	1,331,744	0.93
TJS INVESTMENTS (AUST) PTY LTD	1,000,000	0.70
MR THOMAS EDGAR EDMUNDS &	1,000,000	0.70
HADASIT MEDICAL RESEARCH	887,462	0.62
MR IAN DAVID PATTISON &	882,412	0.62
Total	72,745,757	50.95
Total balance of remaining holders	70,032,449	49.05
Total on issue	142,778,206	100.00

* Denotes merged holders.

Immuron Limited
Shareholder information
30 June 2018

(continued)

B.	Equity security holders (continued)

Quoted equity securities

	No. of
	Holders	Total Units

IMCOB listed options exercisable at $0.55 on or before 30 November 2019	339	362

Unquoted equity securities

	No. of
	Holders	Total Units

IMCAC unlisted options exercisable at $0.500 on or before 1 October 2018	2	1,050,000
IMCAI unlisted options exercisable at $0.570 on or before 24 February 2019	1	1,000,000
IMCAI unlisted options exercisable at $1.892 on or before 28 February 2019	1	15,380
IMCAI unlisted options exercisable at $0.300 on or before 28 May 2019	1	140,056
IMCAI unlisted options exercisable at $0.500 on or before 27 November 2019	6	7,625,532
IMCRM1 unlisted options exercisable at $1.944 on or before 30 November 2021	1	14,493
IMCRM2 unlisted options exercisable at $1.876 on or before 17 January 2022	1	29,668
IMCAI unlisted options exercisable at USD$10 for every 40 options on or before
13 June 2022*	1	28,060,000

*Unlisted options held by HSBC Custody Nomination Australia Limited.

C. Substantial holders

The name of substantial shareholders the Company is aware of from the register, or who have notified the Company in accordance with Section 671B of the Corporations Act are:

	Number held	Percentage

HSBC CUSTODY NOM AUST LTD	13,544,344	9.49%
CITICORP NOMINEES PTY LIMITED	12,606,927	8.83%
GRANDLODGE PTY LTD	9,556,682	6.69%
	35,707,953	25.01%

D.	Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Register:
Security Transfer Registrars

PO Box 535, Applecross, WA 6953, Australia
Telephone: +61 (0)8 9315 2333

Facsimilie: +61 (0)893152233

E.	Change of address, change of name, consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

F.	Removal from the Annual Report mailing list

Shareholders who wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

G.	Tax File numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

Immuron Limited
Shareholder information
30 June 2018

(continued)

H.	CHESS (Clearing House Electronic Sub-Register System)

Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange (CHESS) system should contact their stockbroker.

I.	Uncertified share register

Shareholding statement are issued at the end of each month that there is a transaction that alters the balance of your holding.